As filed with the Securities and Exchange Commission on January 4, 2001
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Hypertension Diagnostics, Inc.
(Exact name of registrant as specified in its charter)

Minnesota	41-1618036
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
2915 Waters Road, Suite 108
Eagan, Minnesota 55121-1562
(651) 687-9999
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

GREG H. GUETTLER, PRESIDENT

Hypertension Diagnostics, Inc.
2915 Waters Road, Suite 108
Eagan, Minnesota 55121-1562
(651) 687-9999
(Name, address, including zip code, and telephone number, including area code, of agent for service)

copies to:

GIRARD P. MILLER, ESQ.

Lindquist & Vennum P.L.L.P.
4200 IDS Center
80 South Eighth Street
Minneapolis, Minnesota 55402
(612) 371-3211

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering:
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box:

CALCULATION OF REGISTRATION FEE(1)

Proposed Maximum
		Offering Price	Proposed Maximum
Title of Each Class of Securities	Amount to be	Per Warrant or	Aggregate	Amount of
to be Registered	Registered	Share(1)	Offering Price(1)	Registration Fee(1)

Redeemable Class B Warrants to purchase one share of Common Stock	2,752,192 Warrants	N/A	N/A	N/A(2)

Common stock, $.01 par value, issuable upon exercise of Warrants(3)	2,752,192 Shares	$6.25	$17,201,200	$4,300.30

(1)	Estimated in accordance with Rule 457(c) solely for the purpose of determining the amount of the registration fee and based upon the closing bid price of the Company’s Common Stock on The Nasdaq Small Cap Market on January 2, 2001.

(2)	Pursuant to Rule 457(g)(3), no separate registration fee is required with respect to the Warrants.

(3)	The Common Stock listed in the above table are being registered for issuance and sale upon exercise of the Warrants.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion Dated January   , 2001

PROSPECTUS

Hypertension Diagnostics, Inc.

Offering of 2,752,192 Redeemable Class B Warrants

to Purchase Common Stock

•	This offering is to the holders of our Redeemable Class A Warrants and the holders of our Units, which consist of one share of Common Stock and one Redeemable Class A Warrant. In this prospectus, when we refer to a “holder of a Redeemable Class A Warrant,” we mean both the Unit holders and the Redeemable Class A Warrant holders. As of December 28, 2000, we had 2,752,192 Redeemable Class A Warrants outstanding. Each Redeemable Class A Warrant entitles the holder to receive one share of our Common Stock upon exercise at an exercise price of $5.50 per Redeemable Class A Warrant. The Redeemable Class A Warrants expire on July 22, 2002 and are redeemable by us for $.01 per Redeemable Class A Warrant provided that the closing bid price of our Common Stock exceeds $6.50 (subject to adjustment) for 14 consecutive trading days.

•	This offering is only to eligible holders of a Redeemable Class A Warrant. An eligible holder is a person who holds at least one share of Common Stock of Hypertension Diagnostics, Inc.

•	As an incentive to exercise the Redeemable Class A Warrants (“Class A Warrant”) (which we issued in connection with our initial public offering) on or before , Hypertension Diagnostics, Inc. is offering to each eligible holder of a Class A Warrant one new Common Stock purchase warrant, a Redeemable Class B Warrant. We will issue a Redeemable Class B Warrant (“Class B Warrant”) which will enable the Class B Warrant holder to acquire the same number of shares of Common Stock the holder acquired upon proper exercise, on or before , of that holder’s Class A Warrants.

•	The Class B Warrants expire on .

•	A Class A Warrant holder who properly exercises a Class A Warrant within the offering period prescribed herein will pay no consideration for the issuance of the Class B Warrant. The per share exercise price of the Class B Warrant is , subject to adjustment.

•	In connection with our offering of the Class B Warrants, we are registering 2,752,192 shares of our Common Stock. These are the shares of Common Stock that will be issued to the Class B Warrant holders upon exercise of the Class B Warrants.

•	Our Common Stock is traded on The Nasdaq SmallCap Market under the symbol “HDII.” On December 28, 2000, the closing bid price for our Common Stock was $6.37. Our Class A Warrants are also traded on The Nasdaq SmallCap Market and that security’s symbol is “HDIIW.” On December 28, 2000, the closing bid price for our Class A Warrant was $1.75. Our Units, which consist of one share of Common Stock and one Class A Warrant, trade on The Nasdaq SmallCap Market under the symbol “HDIIU.” On December 28, 2000, the closing bid price for our Unit was $7.50. We intend to apply for the Class B Warrants to be listed on The Nasdaq SmallCap Market.

•	This Class B Warrant offering will terminate upon .

      This investment is speculative and involves a high degree of risk. Please see “Risk Factors” beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated January   , 2001

PROSPECTUS

WHERE YOU CAN FIND MORE INFORMATION
AND INCORPORATION BY REFERENCE

      We filed a registration statement on Form S-3 with the Securities and Exchange Commission for this offering. This prospectus does not contain all of the information in the registration statement. In addition, we file annual, quarterly and special reports, proxy statements and other information with the SEC. The registration statement and our other SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy the registration statement and any other document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549, 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Alternatively, you may obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

      We “incorporate by reference” into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information that we file subsequently with the SEC will automatically update this prospectus. We incorporate by reference the documents listed below, and any filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 after the initial filing of the registration statement that contains this prospectus and before the time that we sell all the securities offered by this prospectus:

•	Annual report on Form 10-KSB for the year ended June 30, 2000, as amended;

•	Quarterly report on Form 10-QSB for the quarter ended September 30, 2000;

•	Definitive proxy statement for our annual meeting of shareholders held on December 8, 2000;

•	Current Report on Form 8-K filed on November 3, 2000 with respect to the U.S. Food and Drug Administration 510(k) clearance to market our CVProfilorTM DO-2020 CardioVascular Profiling System and the Current Report on Form 8-K filed on November 9, 2000 with respect to our potential revenues in fiscal year 2001, including the timing of the possible commencement of the receipt of revenues related to the marketing of our CVProfilorTM DO-2020 CardioVascular Profiling System;

•	The description of our Common Stock in our Registration Statement on Form SB-2, as originally filed on May 19, 1998 (File No. 333-53025), and subsequently amended, including any amendment or report filed for the purpose of updating the description; and

•	The description of our Unit and Redeemable Class A Warrant in our Registration Statement on Form SB-2, as originally filed on May 19, 1998 (File No. 333-53025), and subsequently amended, including any amendment or report filed for the purpose of updating the description.

      You may request a copy of these filings at no cost, by writing to or telephoning us at:

Hypertension Diagnostics, Inc.

2915 Waters Road, Suite 108
Eagan, Minnesota 55121-1562
(651) 687-9999
Attention: Chief Financial Officer

      You may also contact us via our web site at http://www.hdi-pulsewave.com.

      You should rely only on the information included or incorporated by reference in this prospectus. We have not authorized anyone else to provide you with different information. We are only offering these securities in states where the offer is permitted. You should not assume that the information in this prospectus is accurate as of any date other than the dates on the front of this document. Information on our web site is not a part of this prospectus.

SUMMARY

      This summary highlights information found elsewhere in the prospectus. Because this is a summary, it does not contain all of the information that may be important to you. Please read the entire prospectus carefully before you decide to invest.

The Business

      We are engaged in the design, development, manufacture and marketing of proprietary medical devices that we believe non-invasively detect subtle changes in the elasticity of large and small arteries. Vascular compliance or arterial elasticity has been studied for many years and clinical investigations suggest that a lack of arterial elasticity may be an early indicator of underlying vascular disease. We have already developed two versions of our CardioVascular Profiling System and have a third under development (the “Product”):

•	The HDI/PulseWaveTM CR-2000 Research CardioVascular Profiling System is being marketed worldwide and is currently in use in 18 countries throughout the world. It has a CE Mark (CE0123) which allows it to be marketed in the European Union as a medical device and is it is being marketed “for research purposes only” in the United States (that is, not for screening, diagnosing, monitoring or determining the treatment of patients). To date, the CR-2000 is involved in 6 multi-site clinical research trials with Alteon, Inc., AstraZeneca, LP, Parke-Davis, Pfizer, Inc., Solvay Pharmaceuticals, Inc., and The National Institutes of Health/ National Heart, Lung and Blood Institute (NIH/NHLBI).

•	The CVProfilorTM DO-2020 CardioVascular Profiling System is designed for use by primary care physicians and other health care professionals in screening patients for signs of underlying blood vessel disease with more reliability than other technologies currently available. The CVProfilor DO-2020 System received its FDA clearance to market in the United States on November 2, 2000 and we anticipate its release to the market in January 2001. In order to accelerate the rate of new technology acceptance in the medical marketplace, we are marketing the CVProfilor DO-2020 to physicians on a “per-patient-tested” rental basis. Utilizing our Central Data Management Facility (“CDMF”), we are able to track utilization of the CVProfilorTM DO-2020 System and to invoice our physician customers on the number of CardioVascular Profile Reports they generate in their clinics each month. We anticipate that this marketing approach will eventually allow us to generate the majority of our revenues from the CVProfilor DO-2020 System.

•	The CVProfilorTM MD-3000 CardioVascular Profiling System (formerly known as the Model DO-2020i) will, we believe, provide physicians outside the United States with clinically beneficial cardiovascular parameters that will be useful in screening and diagnosing patients who may be at risk for future cardiovascular disease and in monitoring the effectiveness of treatment of patients with previously diagnosed cardiovascular disease. We are currently pursuing additional registrations and approvals that will permit us to market the CVProfilorTM MD-3000 System in several international markets.

      Our Company was incorporated under the laws of Minnesota in 1988. Our executive offices are located at 2915 Waters Road, Suite 108, Eagan, Minnesota 55121-1562. Our telephone number is (651) 687-9999, and our fax number is (651) 687-0485.

      Securities Offered. We are offering a Class B Warrant to each holder of record of the Class A Warrants we issued in connection with our initial public offering. We had 2,752,192 Class A Warrants issued and outstanding as of December 28, 2000. Each Class A Warrant entitles the holder to receive one share of our Common Stock upon exercise at an exercise price of $5.50 per Class A Warrant. The Class A Warrants expire on July 22, 2002 and are redeemable by us for $.01 per warrant provided that the closing bid price of one share of our Common Stock exceeds $6.50 for 14 consecutive trading days. We will issue one Class B Warrant for each Class A Warrant properly exercised on or before [        ]. We will issue the Class B Warrant at no additional cost to those holders of the Class A Warrants who properly exercise them on or before [        ], the termination date of this offering. The term of the Class B Warrant is

five years, and the exercise price of the Class B Warrant is [     ]. The offering period began on the date of this prospectus and will continue until 12:00 midnight, Central Time, [        ].

      Shares of Common Stock Authorized and Outstanding. We have 25,000,000 shares of Common Stock authorized, $.01 par value, of which 5,288,710 shares are issued and outstanding as of December 28, 2000. We have 5,000,000 shares of Preferred Stock authorized, $.01 par value per share, none of which are issued and outstanding. We also have outstanding 1,893,937 options and 201,702 underwriter and private placement warrants that entitle the holders to purchase a total of 2,250,081 shares of Common Stock at prices ranging from $1.70 to $7.06 per share. These options and warrants vest at varying rates and expire on various dates during the period from 2003 through 2010.

      Basic Warrant Privilege. Each Class B Warrant entitles its holder to purchase one share of Common Stock, at an exercise price of $[     ] per share, subject to adjustment, at any time prior to        , the expiration date of the Class B Warrant.

      Redemption of Warrant. The Company may redeem the Class B Warrants for $.01 each if the closing bid price of our Common Stock meets or exceeds $     for           trading days. The Company must notify the holders of our Class B Warrants at least 30 days prior to the redemption date. All Class B Warrants redeemed by the Company will expire and not be exercisable after the redemption date.

      Purpose of the Offering. We are offering these Class B Warrants to induce the holders of our Class A Warrants to exercise those Class A Warrants on or before        . The exercise of the Class A Warrants will provide us with proceeds for use in our operations and will strengthen our capitalization.

      Use of Proceeds. Because we are not issuing the Class B Warrants for cash consideration, we will receive no direct proceeds from the issuance of the Class B Warrants. However, we will receive proceeds from the exercise of the Class A Warrants. We intend to use the proceeds from the exercise of the Class A Warrants, in order of priority, for marketing and sales, purchases of equipment and Product assembly, research and development, working capital, repayment of debt and other general corporate purposes.

      Eligibility Date. Holders of Class A Warrants during the term of this offering are eligible to receive Class B Warrants.

      Offering Expiration Date. Beginning on the date of this prospectus, holders of the Class A Warrants may exercise their rights to obtain Class B Warrants in this offering at any time until 12:00 midnight, Central Time, [expire].

      Nasdaq Symbol. Our stock is listed on The Nasdaq SmallCap Market under the symbol “HDII.” Our Class A Warrants are also traded on The Nasdaq SmallCap Market and that security’s symbol is “HDIIW.” Our Units, which consist of one share of Common Stock and one Class A Warrant, trade on The Nasdaq SmallCap Market under the symbol “HDIIU.” The Company has applied to have the Class B Warrants listed on The Nasdaq SmallCap Market, although we cannot assure you that the Class B Warrants will ultimately be listed on The Nasdaq Small Cap Market or any exchange.

      Transferability of Rights. The Class B Warrants issued in this offering are transferable and the Company intends to apply for listing of the Class B Warrants on The Nasdaq SmallCap Market.

      Transfer Agent. Firstar Bank, N.A., Milwaukee, Wisconsin, is our transfer agent.

      Securities Outstanding After This Offering. If all 2,752,192 of the outstanding Class A Warrants are exercised before their termination date and in connection with this offering, we will have 8,040,902 shares of Common Stock outstanding after the offering and 2,752,192 Class B Warrants outstanding. We will have 10,793,094 shares of Common Stock outstanding upon full exercise of the Class B Warrants.

      Federal Income Tax Consequences of the Warrant Offering. Class A Warrant holders will not recognize taxable income for federal income tax purposes in connection with their receipt of the Class B Warrants in this offering. See “Material United States Federal Income Tax Considerations.”

      Risk Factors. Please see “Risk Factors” for a discussion of certain risks that you should consider when determining whether to invest in this offering.

RISK FACTORS

      This offering involves a high degree of risk. You should carefully consider the risks described below and the other information contained in this prospectus before deciding to invest in our Class B Warrants.

Risks Related to Our Business

      We are a Development Stage Company and are not presently generating any significant revenues. We cannot assure you that we will ever be able to generate significant revenues, attain or maintain profitable operations or successfully implement our business plan or current development opportunities. As of September 30, 2000, we had a deficit accumulated during the development stage of $(9,323,154), attributable primarily to research and development, and general and administrative expenses. Until we are able to generate significant revenues from our activities, we expect to continue to incur operating losses.

      We are marketing two versions of our Product: the HDI/PulseWaveTM CR-2000 Research CardioVascular Profiling System and the CVProfilorTM DO-2020 CardioVascular Profiling System. We plan to market a third version: the CVProfilorTM MD-3000 CardioVascular Profiling System (previously referred to as the Model DO-2020i). We believe that the CR-2000 Research System, intended for research use only in the United States (that is, not for screening, diagnosing, monitoring or determining the treatment of patients), does not require FDA clearance to market, and marketing and distribution activities have commenced in the United States and worldwide. The CVProfilorTM DO-2020 System, intended for use by United States physicians to screen patients for the presence of underlying vascular disease, is an FDA regulated medical device. On November 2, 2000, we obtained FDA approval to market the CVProfilorTM DO-2020 System and while we expect the CVProfilorTM DO-2020 System to generate the majority of our revenues in the future, to date, it has not yet generated any revenues.

      The likelihood of our success must be considered in view of the expenses, difficulties and delays that development stage businesses like ours frequently encounter and the competitive environment in which we operate. Our profitability is dependent in large part on gaining market acceptance of our Product, establishing distribution channels, developing the capacity to manufacture and sell our Product successfully and the availability of third-party reimbursement. We cannot assure you that we will successfully meet any or all of these goals.

      We must successfully market and produce the CVProfilorTM DO-2020 System in order to generate revenues. On November 2, 2000, we obtained FDA approval to market the CVProfilorTM DO-2020 System. While we have developed a plan for the marketing of the CVProfilorTM DO-2020 System, we cannot assure you that such a plan will be successfully implemented or ultimately generate revenues. We have generated no revenue to date from the CVProfilorTM DO-2020 System. Further, even if we successfully market the product, we must be able to manufacture a reliable product and deliver that product to our distributor or customer in a timely fashion. Because we lack manufacturing and marketing experience, we cannot assure you that we will be successful in producing or placing the CVProfilorTM DO-2020 System.

      We have limited financial resources and may need additional financing to continue our business. Our ability to execute our business strategy depends to a significant degree on our ability to obtain substantial equity capital and other financing. Our business strategy requires a large capital outlay for equipment which we plan to place in physicians’ offices without charge. Consequently, we must first build up and maintain an inventory of System components and equipment before we will know whether our business strategy will be successful. We anticipate that the proceeds from the exercise of the Class A Warrants to which this offering of Class B Warrants relates will be sufficient to meet our operating needs for the next 18 months. Although we expect that these proceeds will be sufficient to allow initial marketing of all versions of our Product, we can give no assurance that they will be sufficient. Any unforeseen contingencies, including, but not limited to, unavailability of third party reimbursement, delayed or limited market acceptance, delays in establishment of distribution channels, shortage of System components or delays in manufacturing may impede our marketing efforts. We may be required to seek additional funds through another offering of our equity securities or by incurring indebtedness. We cannot assure you that any additional funds will be available on terms acceptable to us or our security holders, or at all, or that any future capital that is available will be raised on terms that are not dilutive to investors. Our business plan and financing needs are subject to change depending on, among other things, market conditions, business opportunities and cash flow from operations, if any.

      We are dependent upon third-party reimbursement and/or direct patient payment for our revenues. Our financial performance will largely depend on the availability of reimbursement, if any, for the cost of medical products and services from government health administration authorities, private health coverage insurers and other payer organizations. No third-party payer has yet approved reimbursement for use of our CVProfilorTM DO-2020 System. Significant uncertainty exists as to the pricing, availability of distribution channels and reimbursement status of new medical products, and we cannot assure you that adequate third-party reimbursement will be available for the CVProfilorTM DO-2020 System. If we do not receive reimbursement from third parties, we would depend upon direct patient payment for our revenues. We cannot assure you that patients will be willing to pay for our Product at price points which will generate revenues for us, if at all. Our inability to obtain third-party reimbursement and/or direct patient payment for the CVProfilorTM DO-2020 System would have a material adverse effect on our business, financial condition and results of operations.

      Because we have a new product, the uncertainty of market acceptance of our product and/or the medical application of the technology will affect our business. Our financial performance depends upon the extent to which the respective versions of our Product are accepted by researchers (for the CR-2000 Research System) as being useful, and by physicians and other health care providers as being effective, reliable and safe for use in screening patients (regarding the DO-2020 System) and for use in screening, diagnosing and monitoring the treatment of patients with vascular disease (regarding the MD-3000 System). If the CVProfilorTM DO-2020 System does not achieve market acceptance due to lack of appropriate third-party reimbursement, the failure of arterial elasticity parameters to be perceived as reliable and beneficial, operational problems with the Central Data Management Facility or any other factors which prohibit acceptance by physicians, we will likely be required to cease operations.

      We are unable to predict how quickly or how broadly any versions of our Product will be accepted by the market, if at all, or if accepted, what the demand for them could be. Achieving market acceptance will require that we educate the marketplace about the anticipated benefits associated with the use of our Product and may also require us to obtain and disseminate additional data acceptable to the medical community as evidence of our Product’s clinical benefits. Because our Product represents a new approach for evaluating vascular disease, there may be a greater reluctance to accept our Product than would occur with products utilizing more traditional technologies or methods of diagnosis. This may result in longer sales cycles and slower revenue growth than currently anticipated. We cannot assure you that we will be successful in educating the marketplace about our Product or that available data concerning these benefits will create a demand by the research or medical community for our Product. Furthermore, our Product will be substantially more expensive to operate than the traditional and relatively simple blood pressure testing instrument, the sphygmomanometer. We cannot assure you that physicians will utilize the CVProfilorTM DO-2020 System once installed, or that our services will be profitable to or become generally accepted by these physicians. In addition, our Product is premised on the medical assumption that a loss of arterial elasticity is an indicator for the early onset of vascular disease. While we believe, based on clinical studies, that the loss of arterial elasticity is an indicator for the early onset of vascular disease, we cannot assure you that our claims will be accepted by the medical community.

      We depend upon third-party sub-assembly manufacturers. To date, we have relied on independent contractors for component sub-assembly manufacturing of all versions of our Product. For our Product to be financially successful, it must be manufactured in accordance with strict regulatory requirements, in commercial quantities, at appropriate quality levels and at acceptable costs. To date, our Product has been manufactured in limited quantities and not on a large commercial scale. As a result, we cannot assure you that we will not encounter difficulties in obtaining reliable and affordable contract sub-assembly manufacturing assistance and/or in scaling up our manufacturing capabilities. This may include problems involving production yields, per-unit manufacturing costs, quality control, component supply and shortages of qualified manufacturing personnel. In addition, we cannot assure you that we will not encounter problems relating to integration of components if changes are made in the configuration of the present Product versions. Any of these difficulties could result in our inability to satisfy any customer demand for our Product in a cost-effective manner and would likely have a material adverse effect on our business, financial condition and results of operations.

      Because we have a single source supplier of sensor and other components, failure to obtain this supply could materially affect our business. An integral component of our Product is our proprietary Arterial PulseWaveTM Sensor (the “Sensor”). We currently obtain this Sensor through a manufacturing services agreement with Apollo Research Corp., our sole supplier. The term of the manufacturing services agreement expires in 2008. We presently have no reason to believe that this relationship will be disrupted or terminated. However, either event could have a material adverse effect on our operations. If, in the future, we are unable to obtain sufficient quantities of the Sensor that meet our standards of reliability, accuracy and performance or were unable to develop alternative sources of the Sensor in a timely and cost effective manner, it would adversely affect our operations until new sources of the Sensor became available, if at all. In addition, while the Sensor utilized in prototypes and initial production units of our Product has performed reliably, we cannot assure you that reliable Sensors will be available continuously on a relatively large-scale commercial basis. If the Sensors are not available for our needs, our Product may be unavailable to sell to customers, customers may lose confidence in our Products and our Company, and we may need to make new patent applications to reflect changes in product manufacturing with a new sensor, if available. If we are unable to obtain an adequate supply of Sensors or other components meeting our standards of reliability, accuracy and performance, we would be materially adversely affected.

      We operate in an intensely competitive market. Competition from medical devices that are used to screen patients with cardiovascular disease is intense and likely to increase. We compete with manufacturers of, for example, non-invasive blood pressure monitoring equipment and instruments, and may compete with manufacturers of other non-invasive devices. In addition, our Product will also compete with traditional blood pressure testing by means of a standard sphygmomanometer which is substantially less expensive than our Product. Many of our competitors and potential competitors have substantially greater capital resources, name recognition, research and development experience and more extensive regulatory, manufacturing and marketing capabilities than we do. Many of these competitors offer well-established, broad product lines and ancillary services that we do not offer. Some of our competitors have long-term or preferential supply arrangements with physicians and hospitals which may act as a barrier to market entry for our Product. In addition, other large health care companies or medical instrument firms may enter the non-invasive vascular product market in the future. Competing companies may succeed in developing products that are more efficacious or less costly than any that we may produce, and these companies also may be more successful than we are in producing and marketing their new or existing products. Competing companies may also introduce competitive pricing pressures that may adversely affect our sales levels and margins. As a result, we cannot assure you that we will be able to compete successfully with existing or new competitors.

      Our strategic success is dependent upon a single product line, and the CVProfilorTM DO-2020 System pricing structure has not been proven. Our financial success is dependent upon the marketing of only three versions of our Product. We expect that the CVProfilorTM DO-2020 System will eventually generate the majority of our revenues. We cannot assure you that we will be able to successfully develop any additional products. While we intend to offer the CVProfilorTM DO-2020 System at terms that we believe will be competitive in the market, higher than expected manufacturing, marketing and distribution costs, lower than expected reimbursement levels or other competitive forces may require us to raise or lower our prices or alter our terms in a manner that could have a material and adverse effect on us.

      We lack established sales and distribution channels. We commenced marketing of the HDI/PulseWaveTM CR-2000 Research System in April 1998 and currently have a very limited sales force. We have only very recently commenced marketing of the CVProfilorTM DO-2020 System and have yet to develop a sales force or generate any revenue. We have not yet fully developed a distribution network for our Product. We cannot assure you that we will be able to develop an effective sales force with the requisite knowledge and skill to fully exploit the sales potential of our Product. We also cannot assure you that our sales force will be able to establish distribution channels to promote market acceptance of, and create demand for, our Product. Even if we enter into an agreement with distributors, we cannot assure you that the distributors will devote the resources necessary to provide effective sales and promotional support of our Product. Our ability to expand Product sales will largely depend on our ability to develop relationships with distributors who are willing to devote the resources necessary to provide effective sales and promotional support and to educate and train both a sales force and the medical community. We cannot assure you that we will be able to accomplish these objectives. We also cannot assure you that our financial condition will allow us to withstand long sales cycles for our CR-2000, DO-2020 or MD-3000 Systems.

      If we do not adapt to rapid technological change, our business will suffer. The medical device market is characterized by intensive development efforts and rapidly advancing technology. Our success will largely depend upon our ability to anticipate and keep pace with advancing technology and competitive innovations. We cannot assure you that we will be successful in identifying, developing and marketing new products or enhancing our existing Product. In addition, we cannot assure you that new products or alternative screening and diagnostic techniques will not be developed that will render our current or planned products obsolete or inferior. Rapid technological development by competitors may result in our Product becoming obsolete before we recover a significant portion of our research, development and commercialization expenses.

      We are subject to product liability exposure and have limited insurance coverage. We face an inherent business risk of exposure to product liability claims in the event that the use of our Product is alleged to have resulted in adverse clinical events. We have obtained a general liability insurance policy that covers potential product liability claims. We cannot assure you that liability claims will not be excluded from these policies, will not exceed the coverage limits of these policies, or that the insurance will continue to be available on commercially reasonable terms or at all. Consequently, a product liability claim or other claim with respect to uninsured liabilities or in excess of insured liabilities would have a material adverse effect on our business, financial condition and results of operations.

      The uncertainty of health care reform may have a material impact upon our business. The levels of revenue and profitability of medical device companies may be affected by the efforts of government and third-party payers to contain or reduce the costs of health care through various means. In the United States there have been, and we expect that there will continue to be, a number of federal, state and private proposals to control health care costs. These proposals may contain measures intended to control public and private spending on health care as well as to provide universal public access to the health care system. If enacted, these proposals may result in a substantial restructuring of the health care delivery system. Significant changes in the nation’s health care system are likely to have a substantial impact over time on the manner in which we conduct our business and could have a material adverse effect on our business, financial condition and results of operations.

      Failure to effectively manage the growth of our business would have an adverse effect on our business. The execution of our business plan will likely place increasing demands on our existing management and operations. Our future growth and profitability will depend on our ability to successfully attract, train, motivate, manage and retain new employees and to continue to improve our operational, financial and management information systems. We cannot assure you that we will be able to effectively manage any expansion of our business. Our inability to effectively manage our growth could have a material adverse effect on our business, financial condition and results of operations.

      We depend upon key personnel and must hire and retain qualified personnel to be successful. We are highly dependent on a limited number of key management and technical personnel, particularly our President, Greg H. Guettler, our Executive Vice President and Chief Technology Officer, Charles F. Chesney, D.V.M., Ph.D., R.A.C. and our Senior Vice President, Finance and Administration and Chief Financial Officer, James S. Murphy. We do not have key-person life insurance on Mr. Guettler, Dr. Chesney or Mr. Murphy. Effective in December 1999, we entered into employment agreements with

Mr. Guettler, Dr. Chesney and Mr. Murphy, which contain confidentiality obligations. Our future success will depend on our ability to attract and retain highly qualified personnel. We compete for qualified personnel with other companies, academic institutions, government entities and organizations. We cannot assure you that we will be successful in hiring or retaining qualified personnel. The loss of key personnel or an inability to hire or retain qualified personnel could have a material adverse effect on our business, financial condition and results of operations.

      If we are unable to protect our proprietary technology, our business will suffer. Our success depends, in part, on our ability to maintain patent protection for our Product and processes, to preserve our trade secrets and to operate without infringing the property rights of third parties. We are the exclusive assignee of five United States issued patents and have obtained licenses granting us exclusive rights under four United States patents, one European patent and one Japanese patent issued to the Regents of the University of Minnesota. These eleven patents relate to our blood pressure waveform analysis procedures, our cardiovascular profiling technology, the non-invasive determination of cardiac output, and the overall technology and operation of our Product. The license for each patent licensed from the University of Minnesota expires with the term of each patent (the most recently issued one is expected to expire during 2016). Patent applications regarding one or more of these United States issued patents are currently pending in Germany, France and the United Kingdom. We have three patent applications that have been submitted regarding other aspects and components of our Product. Besides seeking patents, we intend to rely to the fullest extent possible on trade secrets, proprietary “know-how,” and our ongoing endeavors involving product improvement and enhancement to protect our proprietary knowledge.

      The validity and breadth of claims coverage in medical technology patents involve complex legal and factual questions and, therefore, may be highly uncertain. We cannot assure you that our current patents and licenses will provide a competitive advantage, that the pending applications will result in patents being issued, or that our competitors will not design around any patents or licenses issued to us. In addition, we cannot assure you that our nondisclosure agreements and invention assignment agreements will protect our proprietary information and know-how or provide adequate remedies in the event of unauthorized use or disclosure of our information, or that others will not be able to develop this information independently. We cannot assure you that allegations of infringement of the proprietary rights of third parties will not be made, or that if made, the allegations will not be sustained if litigated. There has been substantial litigation regarding patent and other intellectual property rights in the medical device industry. Litigation may be necessary to enforce patents issued to us, to protect trade secrets or know-how we own, to defend us against claimed infringement of the rights of others or to determine the ownership, scope or validity of our proprietary rights and the rights of others. Any of these claims may require us to incur substantial litigation expenses and to divert substantial time and effort of management personnel. An adverse determination in litigation involving the proprietary rights of others could subject us to significant liabilities to third parties, could require us to seek licenses from third parties, and could prevent us from manufacturing, selling or using our Product. The occurrence of this litigation or the effect of an adverse determination in any of this type of litigation could have a material adverse effect on our business, financial condition and results of operations.

      Beneficial ownership by management and provisions in our articles of incorporation may delay or prevent changes of control or in management. As of December 28, 2000, our officers and directors as a group beneficially owned 20.7% of our outstanding shares. Consequently, they are in a position to influence the outcome of shareholder votes, including the election of directors. In addition, our articles of incorporation provide that our Board of Directors will be divided into three classes, with each class to be elected in successive years for a term of three years. These factors and other provisions in our articles of incorporation could have the effect of delaying or preventing changes of control or in management.

      If we fail to meet Nasdaq’s listing requirements, we may be de-listed and our securities may then become illiquid. Our Common Stock, Redeemable Class A Warrants and Units are quoted on The Nasdaq SmallCap Market. If in the future we fail to satisfy the Nasdaq requirements to maintain our listing on Nasdaq, our securities will likely be quoted in the over-the-counter market in the so-called “pink sheets” or the OTC Bulletin Board. In addition, the securities would be subject to the rules promulgated under the Securities Exchange Act of 1934 relating to “penny stocks.” These rules require brokers who sell securities that are subject to the rules and who sell to other than established customers and institutional accredited investors to complete required documentation, make suitability inquiries of investors and provide investors with information concerning the risks of trading in the security. Consequently, we believe an investor would find it more difficult to buy or sell our securities in the open market.

      Our financial results and the market price of our securities are subject to significant fluctuations, which may affect the price of our securities. Our quarterly results and the market price of our securities may be subject to significant fluctuations due to numerous factors, such as variations in our revenues, earnings and cash flow, the ability to meet market expectations, the availability of Product components, market acceptance, changes in price, terms or Product mix, changes in manufacturing costs or the introduction of new products by us or our competitors. Our inability to successfully market the CVProfilorTM DO-2020 System will adversely affect our financial results which may have an adverse effect on the market price of our securities. We cannot assure you that we will ever generate significant revenues or that our revenues or income will ever improve on a quarterly basis or that any improvements from quarter to quarter will be indicative of future performance. In addition, our expenses are based in part on expectations of future revenues. As a result, expenses may not match revenues on a quarterly basis, and a delay in future revenues would adversely affect our operating results. In addition, the stock markets have experienced price and volume fluctuations, resulting in change in the market prices of the stocks of many companies that may not have been directly related to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our securities.

Risks Related to Government Regulation and Legal Uncertainty

      Our business is subject to strict government regulation. Medical devices such as our CVProfilorTM DO-2020 System are subject to strict regulation by state and federal authorities, including the FDA and comparable authorities in certain states. Under the 1976 amendments to the Federal Food, Drug and Cosmetic Act (the “FDCA”) and related regulations, manufacturers of medical devices are required to comply with very specific rules and regulations concerning the testing, manufacturing, packaging, labeling and marketing of medical devices. Failure to comply with the FDCA and any applicable regulatory requirements could result in, among other things, civil and criminal fines, product recalls, detentions, seizures, injunctions and criminal prosecutions.

      FDA Regulation. The HDI/PulseWaveTM CR-2000 Research CardioVascular Profiling System is intended for use in research markets and therefore we believe it does not require FDA clearance. The FDA could disagree with our interpretation of the regulations and require a 510(k) submission or PMA application which, if pursued, may not be cleared or approved or, if so approved, may contain significant limitations on the intended uses for which the product is marketed.

      Even though the CVProfilorTM DO-2020 System was cleared for marketing in the United States, FDA enforcement policy strictly prohibits the promotion of cleared or approved medical devices for non-approved or “off-label” uses. In addition, the FDA may withdraw product clearances if the CVProfilorTM DO-2020 System fails to comply with regulatory standards or if we encounter unforeseen problems following initial marketing. Failure to receive future necessary regulatory clearances or approvals or a lengthy approval process would have a material adverse effect on our business, financial condition and results of operations.

      United States and foreign regulatory requirements. Sales of medical devices outside of the United States are subject to foreign regulatory requirements that vary from country to country. The time required to obtain clearance by a foreign country may be longer or shorter than that required for FDA clearance, and the requirements may differ. Export sales of certain devices that have not received FDA marketing clearance may be subject to both FDA export permit requirements and, in some cases, general United States export regulations. In order to obtain an FDA export permit, we may be required to provide the FDA with documentation from the medical device regulatory authority of the country in which the purchaser is located. We cannot assure you that foreign regulatory clearances or approvals will be granted on a timely basis, if ever, or that we will not be required to incur significant costs in obtaining or maintaining our foreign regulatory clearance or approvals.

      Changes in state and federal laws relating to confidentiality of patient medical records could limit our customers’ ability to use services associated with our product. The Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) mandates the adoption of national standards for the transmission of certain types of medical information and the data elements used in such transmissions to insure the integrity and confidentiality of such information. On December 20, 2000, the Secretary of Health and Human Services promulgated regulations to protect the privacy of electronically transmitted or maintained, individually identifiable health information. We believe that our Products will enable compliance with the regulations under HIPAA and with the final rule under HIPAA adopting standards for electronic healthcare transactions and code sets to be used in those transactions. However, we cannot assure you that we will be able to comply with the proposed regulations or final standards in a timely manner or at all. If any of our Products or the services associated with those products, are subject to those regulations, we may be required to incur additional expenses in order to comply with these requirements. We may not be able to comply with them in a timely manner or at all. In addition, the success of our compliance efforts may also be dependent on the success of healthcare participants in complying with the standards. If we are unable to comply with regulations implementing HIPAA in a timely manner or at all, our marketing strategy, the sale of our products and our business could be harmed.

      Further, some state laws would restrict our ability to transfer patient information gathered from our Product. Such restrictions would decrease the value of our applications to our customers, which could materially harm our business. The confidentiality of patient records and the circumstances under which records may be released for inclusion in our CDMF databases are subject to substantial regulation by state governments. These state laws and regulations govern both the disclosure and the use of confidential patient medical record information. In addition to HIPAA, legislation governing the dissemination of medical record information has been proposed at the state level. This legislation may require holders of this information to implement security measures. Such legislation might require us to make substantial expenditures to implement such measures.

      Regulations extending to our contractors and customers. Our company and the design and manufacturing vendors with whom we contract are subject to regulation by the FDA relating to the design and manufacture of the CVProfilorTM DO-2020 System. This regulation includes, but is not limited to, required compliance with the FDA’s Quality System Regulation (“QSR”) and equivalent state and foreign regulations. Our failure, or the failure of any of these vendors, to comply with applicable regulations may subject us or one or more of the vendors, or the medical device designed and produced for and by us, to regulatory action. A regulatory action could threaten or cut off our source of supply or cause the FDA to order the removal of the CVProfilorTM DO-2020 System from the market. While we believe we could locate and qualify other sources to design or manufacture necessary components, supply interruptions in the meantime may have a materially adverse effect on our business, financial condition and results of operations.

      In addition to the regulations directly pertaining to us and our products, many of our potential customers are subject to extensive regulation and governmental oversight. Regulatory changes in the healthcare industry that adversely affect the business of our customers could have a material adverse effect on our business, financial condition and results of operations.

      Future regulatory requirements. Federal, state and foreign regulations regarding the manufacture and sale of healthcare products and diagnostic devices are subject to future change. We cannot predict what material impact, if any, these changes might have on our business. Future changes in regulations or enforcement policies could impose more stringent requirements on us, compliance with which could adversely affect our business. These changes may relax some requirements, which could prove beneficial to our competitors and thus adversely affect our business. In addition, regulations of the FDA and state and foreign laws and regulations depend heavily on administrative interpretations. We cannot assure you that future interpretations made by the FDA, or other regulatory authorities, with possible retroactive effect, will not adversely affect our business, financial condition and results of operations.

      We cannot assure you that we will be able to obtain necessary regulatory clearances or approvals in the United States or internationally on a timely basis, if at all. Delays in the receipt of, or failure to receive, these clearances or approvals, or failure to comply with existing or future regulatory requirements would have a material adverse effect on our business, financial condition and results of operations.

      If we fail to meet foreign regulatory requirements, we will not be able to compete internationally. As a part of our marketing strategy, we intend to pursue commercialization of our Product in international markets. Our Product will be subject to regulations that vary from country to country. The process of obtaining foreign regulatory approvals in certain countries can be lengthy and require the expenditure of substantial resources. We cannot assure you that we will be able to meet export requirements or obtain necessary foreign regulatory clearances or approvals for our Product on a timely basis or at all. The facilities and manner in which we operate and do business involve a specific quality system and approach which is presently ISO-9002, EN-46002 and ISO-13488 registered. Our Product has been extensively tested and is entitled to be UL Listed (that is, the CVProfilorTM DO-2020 System) or display the CE Mark (that is, CE0123 for the CR-2000 Research System). The CR-2000 Research System conforms to European Council Directive 93/42/EEC regarding Medical Devices. In order to achieve market acceptance for the CVProfilorTM MD-3000 System in Europe, we will need to seek and obtain the approval for its displaying the CE Mark. Delays in receipt of or failure to receive foreign clearances or approvals, or failure to comply with existing or future regulatory requirements and quality system regulations, would have a material adverse effect on our business, financial condition and results of operations.

      No cash dividends. We have never paid cash dividends and do not anticipate paying any cash dividends on our securities in the foreseeable future. We anticipate that profits, if any, received from operations will be devoted to our future operations.

Risks Related to This Offering

      We may not register or qualify the Class B Warrants in certain states. We have agreed to use reasonable efforts to register and/or qualify the Class B Warrants in all jurisdictions in which holders of the Class A Warrants reside. We reserve the right not to offer the Class B Warrants in the states where, in the discretion of our Board of Directors, registration or qualification is prohibitively expensive or burdensome. Holders of the Class A Warrants who reside in those states will be unable to participate in this offering.

      Actual or perceived sales of a significant number of our securities in the public market could adversely affect the price of our securities. As of December 28, 2000, there were 5,288,710 shares of our Common Stock issued and outstanding. All outstanding shares are either freely tradable or eligible for sale under either Rule 144 or Rule 144K. We also have 1,893,937 shares of our Common Stock purchasable through the exercise of outstanding options, exercisable at per share exercise prices ranging from $1.70 to $7.06. In addition, there are 356,144 shares purchasable through the exercise of the outstanding private placement and underwriter warrants at an exercise price of $4.95 per warrant. There are 2,752,192 shares of Common Stock purchasable through the exercise of Class A Warrants at an exercise price of $5.50 per Class A Warrant. As a result of this Class B Warrant offering, 2,752,192 shares of Common Stock will be purchasable through the exercise of the Class B Warrants.

      Moreover, we have registered all the shares of our Common Stock purchasable through our 1995 Long-Term Incentive and Stock Option Plan and our 1998 Stock Option Plan. We have also registered 2,752,192 shares purchasable through the exercise of our Class A Warrants, 47,260 shares purchasable through the exercise of private placement warrants, 154,442 shares purchasable through the exercise of an underwriter’s warrant and 1,026,257 shares purchasable through the exercise of stock options (649,257 of which shares are currently held in escrow until July 23, 2001 pursuant to Minnesota state securities laws and regulations, and may not be sold before their release without the approval of the State of Minnesota)(collectively, the “Convertible Securities”). At any time our Common Stock trades at prices in excess of the exercise price of the Convertible Securities, it is possible that the holders of the Convertible Securities may exercise their conversion or purchase privileges. If any of these events occur, the number of shares of our outstanding Common Stock could increase substantially. This increase, in turn, could dilute future earnings per share, if any, and could depress the market value of our Common Stock.

      Need for Additional Capital. We believe the maximum net proceeds from the exercise of the Class A Warrants will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for a period of at least 24 months. However, we may need to raise additional funds through public or private debt or equity financing after that time. Adequate funds may not be available when we need them or may not be available to us on favorable terms. If we raise additional funds by issuing equity securities, dilution to our existing stockholders may result. If funding is insufficient at any time in the future, we may be unable to develop or enhance the marketing of our Product, establish sufficient market penetration, upgrade our technology, manufacture our Product or take advantage of business opportunities or respond to competitive pressures. Lack of available funds will materially harm our business.

      Listing of Class B Warrants. Although we have applied for listing of our Class B Warrants on the National Association of Securities Dealers Automated Quotation System (“Nasdaq”) SmallCap Market, there can be no assurance that listing will be approved or, if approved, that an active public market will develop or be sustained. If we fail to satisfy the Nasdaq requirements to maintain listing on Nasdaq in the future, our securities will likely be quoted in the over-the-counter market in the so-called “pink sheets” or the OTC Bulletin Board. Consequently, an investor would find it more difficult to trade our securities. In addition, if we are unable to maintain the Nasdaq requirements for continued listing, the securities would be subject to the rules promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) relating to “penny stocks.” These rules require brokers who sell securities subject to such rules to persons other than established customers and “institutional accredited investors” to complete certain documentation, make suitability inquiries of investors and provide investors with certain information concerning the risks of trading in the security. Consequently, these rules may restrict the ability of brokers to sell the securities and may affect the ability of participants in this offering to sell their securities in the secondary market.

      Possible Redemption. The Class A Warrants are subject to redemption at any time by us at $.01 per Class A Warrant if the closing bid price of our Common Stock exceeds $6.50 (subject to adjustment) for 14 consecutive trading days. Written notice must precede redemption by 30 days and must be sent within 10 business days of the 14 consecutive trading day period. In addition, a current prospectus covering the Shares issuable upon exercise of the Class A Warrants must then be effective under the Securities Act. The Class B Warrants are also subject to redemption at any time by us for $.01 per Class B Warrant if the closing bid price of our Common Stock exceeds $ for       consecutive trading days. Written notice of redemption of the Class B Warrants must precede the redemption by 30 days. If either the Class A Warrants or Class B Warrants are redeemed, warrant holders will lose their right to exercise the warrants, except during such 30 day redemption period. Redemption of the Class A Warrants or Class B Warrants could force the holders to exercise the warrants at a time when it may be disadvantageous for the holders to do so or to sell the warrants at the then market price or accept the redemption price, which likely would be substantially less than the market value of the warrants at the time of redemption.

      Broad Discretion of Use of Proceeds. Assuming the exercise of all of the outstanding Class A Warrants, after expenses incurred in connection with this offering, our net proceeds will be $          . Our management will have broad discretion in the application of such proceeds. We cannot guarantee we will make the best or most profitable use of this money. The failure of our management to apply these funds effectively could have a material adverse effect on our business, results of operations and financial condition.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus and our public documents to which we refer contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. In addition, we may make forward-looking statements orally in the future by or on behalf of the company. When used, the words “believe,” “expect,” “will,” “can,” “estimate,” “anticipate” and similar expressions are intended to identify forward-looking statements. We wish to caution readers not to place undue reliance on any forward-looking statements and to recognize that the statements are not predictions of actual future results. Actual results could differ materially from those anticipated in the forward-looking statements due to the risks and uncertainties set forth herein under the caption “Risk Factors,” as well as others not now anticipated. These risks and uncertainties include, without limitation, the availability of third-party reimbursements; market acceptance of our products; the ability to operate and maintain the Central Data Management Facility (“CDMF”) on a commercial scale; regulatory restrictions pertaining to data privacy issues in utilizing the CDMF; the ability to manufacture our products on a commercial scale and in compliance with regulatory requirements; the availability of integral components for our products; our ability to develop distribution channels; increased competition; changes in government regulation; health care reforms; exposure to potential product liability; and our ability to protect our proprietary technology. We undertake no responsibility to update any forward-looking statement.

      Forward-looking statements involve risks and uncertainties, including those discussed under “Risk Factors,” that could cause actual results to differ materially from those anticipated. Because actual results may differ, readers are cautioned not to place undue reliance on these forward-looking statements.

BUSINESS

The Company

      Hypertension Diagnostics, Inc. is engaged in the design, development, manufacture and marketing of proprietary medical devices that it believes non-invasively detect subtle changes in the elasticity of large and small arteries. Vascular compliance or arterial elasticity has been investigated for many years and clinical studies suggest that a lack of arterial elasticity is an early indicator of vascular disease. We are currently marketing two versions of our Product: the HDI/ PulseWave™ CR-2000 Research CardioVascular Profiling System and the CVProfilor™ DO-2020 CardioVascular Profiling System, and we plan to market the CVProfilor™ MD-3000 CardioVascular Profiling System (previously referred to as the Model DO-2020i). The CR-2000 Research System is being marketed worldwide, has a medical device CE Mark (CE0123) which allows it to be marketed as a medical device in the European Union and is being marketed “for research purposes only” in the United States (that is, not for screening, diagnosing, monitoring or determining treatment of patients). The CVProfilor™ DO-2020 System is being marketed to primary care physicians and other health care professionals on a “per-patient-tested” rental basis. Utilizing our CDMF, we are able to track utilization of the CVProfilor System in each physician’s clinic and to invoice our physician customers on the number of CardioVascular Profile Reports they generate in their clinics each month. We anticipate that marketing the CVProfilor™ DO-2020 System under a “per-patient-tested” rental program as opposed to a capital sale item will allow us to accelerate the rate of Product acceptance in the medical marketplace and allow physician usage fees to eventually generate the majority of our revenues. The CVProfilor™ MD-3000 System will provide physicians outside the United States with key cardiovascular parameters, which we believe will provide clinically beneficial information useful in screening patients who may be at risk for future cardiovascular disease and in monitoring the effectiveness of treatment of patients with previously diagnosed cardiovascular disease. The CVProfilor™ MD-3000 System requires that we obtain a CE Mark in order for it to be marketed inside the European Union and will require regulatory approval to be marketed in Japan and China.

Background

Vascular Disease

      Disease of the blood vessels (vascular disease) is the leading cause of death and a primary cause of heart attacks and strokes in the United States. Vascular disease can manifest itself in many ways, including: hypertension or high blood pressure, coronary artery disease, peripheral artery disease, atherosclerosis, aneurysm, stroke, kidney failure and retinopathy. According to a Fall 1997 memo by the National Heart, Lung and Blood Institute, 58 million Americans have some form of cardiovascular disease and hypertension is the leading cardiovascular disease. Coronary artery disease affects 13.9 million Americans and is the nation’s number one killer. Stroke is ranked number three. According to a 1997 release by the National Heart, Lung and Blood Institute, approximately 50 million Americans (about 28% of the adult population in the United States) have been diagnosed as suffering from hypertension, typically defined as blood pressure measuring greater than 140 millimeters of mercury (“mmHg”) systolic pressure and/or greater than 90 mmHg diastolic pressure. Nearly 75% of these hypertensive individuals (or 37.5 million) are not properly treated for the condition and thus face significantly increased risk for heart and kidney disease and strokes. According to the Johns Hopkins White Papers on Hypertension (1998), an additional 30 million Americans are estimated to have “high-normal hypertension” (sometimes referred to as “borderline hypertension”), defined as a blood pressure reading at or slightly above 130/85 mmHg. These individuals are twice as likely to develop hypertension and they have a greater risk of cardiovascular events than people with lower blood pressure. In fact, high-normal hypertension is so common in the United States that the majority of cardiovascular events attributable to high blood pressure occur in people who demonstrate this condition.

      Hypertension can easily go undetected and has been called the “silent killer” because it usually produces no symptoms until after it seriously damages the heart, kidneys, brain or other vital organs. Elevated blood pressure indicates that the heart is working harder than normal, putting both the heart and the arteries under greater strain. Over time, such arteries become scarred, hardened and less elastic, accelerating the process of atherosclerosis and arteriosclerosis, and leaving one more susceptible to heart attacks, strokes, kidney failure and eye damage. According to the Archives of Internal Medicine (March 24, 1997), high blood pressure is of particular concern to older adults, because it increases with age, and therefore is present in more than half of Americans 60 years of age or older. The seriousness of this problem increases as the population grows older because individuals with sustained high blood pressure have an increased overall death rate from stroke, heart attack and kidney disease.

      Hypertension is a deadly disease that damages both large and small arteries, leading to pathological changes in the tissues or organs supplied by these damaged arteries, and accelerating the development of atherosclerosis (the formation of plaque and the accumulation of fatty deposits lining the walls of the artery which affect blood flow) in large blood vessels, and in the arteries supplying blood to the brain, heart, kidneys and legs. Atherosclerotic plaques can cause mini-strokes (transient ischemic attacks) due to diminished blood flow (ischemia) to parts of the brain; angina from partly obstructed coronary or heart arteries; or pain in the leg muscles when walking, a result of poor blood supply to the legs (peripheral arterial disease). Blood clots, which tend to occur at the sites of atherosclerotic narrowing, can totally block an artery and cause a stroke or heart attack.

      Atherosclerosis begins in the wall of the artery with an initial abnormality in the lining of the arterial wall called the endothelium. The endothelium helps to maintain the flexibility or elasticity of the artery and normally inhibits the accumulation of lipid and cellular deposits into the wall of the artery. Abnormal function of the endothelium and the associated structural changes in the wall result in a loss of elasticity of the small arteries. Detection of this loss in elasticity can identify individuals with abnormal arterial structure and function long before plaque formation can cause morbid cardiovascular events (that is, heart attacks or strokes). Furthermore, demonstration of normal arterial structure and function might suggest that the individual does not have early atherosclerosis and may not need aggressive risk factor management, despite poor life styles such as smoking or inactivity.

      A number of risk factors for atherosclerosis have been identified, including elevated blood pressure, elevated cholesterol level, smoking, diabetes and family history of atherosclerosis. Clinical events associated with atherosclerosis, including heart attacks (that is, myocardial infarctions), strokes, angina (that is, chest pain due to myocardial ischemia or loss of oxygenation of the heart muscle), peripheral vascular ischemia (known as claudication) and renal failure are late manifestations of the disease as a result of plaque formation that decreases blood flow. The absence of a clinically applicable method to detect the presence of atherosclerosis prior to plaque obstruction of arterial lumens (that is, the inner space in the blood vessel through which blood flows) has led to widespread efforts to identify the risk factors in the entire population and to intervene with those who harbor these risk factors. The problem with this approach is two-fold: (a) patients without these risk factors will not be identified even though up to half of the atherosclerotic clinical events occur in individuals without any of the traditional risk factors; and (b) patients who have one or more risk factors may be subjected to intensive therapy even though they do not have the atherosclerotic process the therapy is designed to inhibit.

The Clinical Problem

      Cardiovascular specialists spend considerable effort on evaluating heart function, including the clinical use of electrocardiograms (ECGs), echocardiograms and stress tests, but have been unable to assess the functional and structural abnormality of the arteries prior to the late phase of arterial obstruction. Blood pressure measurement is a very insensitive, nonspecific and unreliable means of assessing the condition of the arteries. Traditionally, a patient’s arterial blood pressure is obtained clinically by using a sphygmomanometer which involves a cuff placed on the patient’s upper-arm that is pressurized to occlude blood flow. As the cuff pressure is gradually reduced, sounds are generated in the artery below the cuff and these are identified by using a stethoscope placed over that artery. The initial occurrence of sound as the cuff is deflated reflects the “systolic blood pressure” or the highest pressure generated during the heart’s contraction, and the pressure at which the sounds finally disappear is taken as the “diastolic blood pressure,” or the lowest pressure reached before the next heart beat.

      Although an elevated blood pressure is associated with a higher risk for cardiovascular events, the elevated blood pressure is not the disease but merely a crude marker for the likelihood of disease. Furthermore, blood pressure itself is highly variable from moment to moment and day to day in most individuals. Measurement of ambulatory blood pressure throughout the day provides a more complete assessment of the pressure but it is a cumbersome and expensive technique, and still does not demonstrate the disease in the blood vessels it is attempting to identify. Elevated cholesterol, especially an increase in the low-density lipoproteins/high-density lipoproteins (“LDL/ HDL”) ratio, also is associated with a higher risk for morbid cardiovascular events, but this measurement does not identify blood vessel disease directly. Instead, a high ratio identifies a factor that might accelerate blood vessel disease if it is present. Thus, all of the methods in routine use by physicians today to identify individuals who need treatment are methods that are neither sensitive nor specific in detecting the blood vessel disease that leads to morbid cardiovascular events such as heart attacks and strokes.

The Company’s Solution

      The traditional systolic-diastolic method for measuring blood pressure provides the physician with very limited clinical information about the patient’s vascular health. In contrast, our Product evaluates a blood pressure waveform produced by the beating heart that we analyze to provide an assessment of arterial elasticity. When the aortic valve closes after the heart has ejected its stroke volume of blood (that is, the blood ejected during each heart beat), the decay or decrease of blood pressure within the arteries prior to the next heart beat forms a pressure curve or waveform which is indicative of arterial elasticity. Subtle changes in arterial elasticity introduce changes in the arterial system that are reflected in the arterial blood pressure waveform. Such changes in the function and structure of the arterial wall precede the development of coronary artery disease, and the premature stiffening of the small arteries appears to be an early clinical marker for cardiovascular disease.

      Incorporating the physiological phenomena associated with blood pressure waveforms, Drs. Jay N. Cohn and Stanley M. Finkelstein, Professors at the University of Minnesota Medical School in Minneapolis, and two of our founders, developed a clinically useful procedure in the early 1980’s for determining a measure of elasticity in both large and small arteries. The technique involved placing a catheter connected to a pressure transducer into a patient’s artery in order to obtain a blood pressure waveform that could be analyzed using a modified Windkessel model (that is, a well-established mathematical model which describes the pressure changes during the diastolic phase of the cardiac cycle in the circulatory system).

      This “blood pressure waveform” or “pulse contour analysis” method provides an independent assessment of the elasticity or flexibility of the large arteries which expand to briefly store blood ejected by the heart, and of the small and very small arteries (that is, the arterioles) which produce oscillations or reflections in response to the pressure wave generated during each heart beat.

      By assessing the elasticity of the arterial system, clinical investigators have been able to identify a reduction in arterial elasticity in patients without evidence of traditional risk factors, suggesting the early presence of underlying vascular disease. Furthermore, worldwide clinical research data has demonstrated that individuals with heart failure, coronary artery disease, hypertension and diabetes typically exhibit a loss of arterial elasticity. These abnormal blood vessel changes often appear to precede overt signs of cardiovascular disease and the occurrence of a heart attack or stroke by many years. Clinical investigators have also demonstrated an age-related loss of elasticity of both the large and small arteries suggesting that premature stiffening of an individual’s arteries is an apparent marker for the early onset of cardiovascular disease.

The Product

      Although the aorta and large arteries can be visualized by various non-invasive techniques such as radiology (or taking X-ray pictures), magnetic resonance imaging (“MRI”), computerized tomography (“CT”) scans and ultrasonography, we believe there is currently no clinical way to evaluate the elasticity of the small and very small arteries which appear to be the first blood vessels to become altered with hypertension and other vascular diseases. For this reason, we sought an easy to use, non-invasive solution that could assess the status of these small blood vessels.

      Our Product incorporates a patented and proprietary instrument and procedures which painlessly and non-invasively collects 30 seconds of blood pressure waveform data, analyzes this data by means of an embedded computer and generates a CardioVascular Profile Report. All versions of our Product consist of four primary components: (a) a non-invasive arterial blood pressure or PulseWaveTM Sensor placed over the radial artery at the wrist; (b) an upper-arm blood pressure cuff connected to an oscillometric blood pressure module; (c) an enclosure which contains a computer, a touch-screen display and other electronics and software programs; and (d) an external printer.

Product Versions

      We currently have developed and are marketing two versions of our Product and a third version is under development:

HDI/ PulseWaveTM CR-2000 Research CardioVascular Profiling System

      The CR-2000 Research System, originally launched in December of 1998, is currently being marketed worldwide. It has a medical device CE Mark (CE0123) which allows it to be marketed in the European Union and is being marketed “for research purposes only” in the United States (that is, not for screening, diagnosing, monitoring or determining the treatment of patients). The CR-2000 Research System non- invasively collects 30-seconds of blood pressure waveform data, performs a pulse contour analysis of the digitized data, and generates a Research CardioVascular Profile Report that contains 15 cardiovascular parameters (some report parameters are displayed on the screen and the entire report is generated by an external printer). An RS-232 computer output port is standard on all CR-2000 Research Systems so that research physicians can download the CardioVascular Profile Report parameters and waveform data to computer systems within their facilities.

      The CR-2000 Research System is being marketed worldwide to pharmaceutical firms, research investigators at academic medical research centers, and government institutes conducting cardiovascular disease research. These organizations are in the business of gathering cardiovascular data from human research subjects — non-invasively. Because the CR-2000 Research System has been given a medical device CE Mark in Europe, it is also being marketed for use by physicians in the European Union. Five drug manufacturers are currently using our HDI/PulseWaveTM CR-2000 Research CardioVascular Profiling System in their multi-site clinical research trials: Alteon, Inc.; AstraZeneca, LP; Parke-Davis; Pfizer, Inc. and Solvay Pharmaceuticals, Inc. Our patented and proprietary vascular profiling technology is also being used by the National Institutes of Health/ National Heart, Lung, and Blood Institute (NIH/NHLBI) for their Multi- Ethnic Study of Atherosclerosis (“MESA”) research trial — a prospective clinical study attempting to identify clinical markers or parameters for predicting cardiovascular disease. The MESA trial is planned to be a 10-year investigation of more than 6,000 men and women in the United States.

CVProfilorTM DO-2020 CardioVascular Profiling System

      Physicians and health care providers can use the CVProfilorTM DO-2020 System to measure blood pressure (systolic, diastolic and mean arterial pressure) and heart rate. The DO-2020 System also calculates pulse pressure, body surface area and body mass index, and provides indications of large and small artery elasticity. A report containing this information is printed in the physician’s office. The indications of arterial elasticity can be used as an initial clinical screening to determine if patients have potential underlying vascular disease that might require more specific diagnostic evaluations. A brief medical history of the patient is recorded by the user and an internal modem transmits this history and the results of a profile test via a toll-free telephone line to our Central Data Management Facility (the “CDMF”) in our corporate offices in Eagan, Minnesota.

      Our CDMF is currently capable of handling dozens of simultaneous transmissions from CVProfilorTM DO-2020 Systems in physicians’ offices which are immediately integrated with our tracking, billing and clinical database systems. Our CDMF is capable of storing cardiovascular profile information on hundreds of thousands of patients from different age groups and with different disease states. Although our CDMF has yet to be fully stress tested under maximum line load, we believe that it is completely operational. We expect to utilize the information transmitted to our CDMF from patients free of disease (and separated by age and gender) in order to establish a reference range of parameters which will be clinically beneficial to us and to physicians. We believe such a database may also prove helpful to physicians in terms of archiving patient profiles and trending individual patient profile results over time, enhancing the accuracy of ranges for CardioVascular Profile Report parameters, and providing continuity of CardioVascular Profile Report information for patients who may have been seen over a period of time by several physicians in different parts of the United States. Further, the receipt of a patient’s profile results at our CDMF will trigger an accounting event for the purposes of invoicing physicians on a “per-patient-tested” basis.

      In the future, we may explore the possibility of offering an Internet link to physicians (with security protection) via our web site, allowing physicians to make direct inquiries into the database regarding their patient records.

      On November 2, 2000, we received FDA 510(k) clearance to market the CVProfilorTM DO-2020 System in the United States. The CVProfilorTM DO-2020 System will initially be marketed to physicians specializing in internal medicine, general and family practitioners, cardiologists, nephrologists, cardiovascular specialists and other physicians in medical practice throughout the United States. Because the CVProfilorTM DO-2020 System provides indices of a patient’s arterial elasticity, we believe that it can assist physicians in screening patients with underlying vascular disease with more reliability than any other methods currently available. With the CVProfilorTM DO-2020 System, physicians will have a simple, painless and non-invasive procedure easily used in their offices and clinics in order to obtain clinically useful information on the vascular status of patients. We also believe that such information might be of assistance to physicians and other health care providers in support of their efforts to identify individual patients at risk for developing cardiovascular disease. We expect that the CVProfilorTM DO-2020 System will eventually generate the majority of our revenues derived from “per-patient-tested” physician billings.

CVProfilorTM MD-3000 CardioVascular Profiling System

      An international version of our physician-use Product is currently under development and following the receipt of CE Mark certification, it will be marketed to cardiovascular specialists, internists, cardiologists and family and general practice physicians in Europe.

      The Product, currently designated the CVProfilorTM MD-3000 System (previously referred to as the DO-2020i), is intended for use in screening, diagnosing and monitoring the treatment of patients with cardiovascular disease. It will provide physicians outside the United States with the ability to immediately print in their office a CardioVascular Profile Report containing a patient-specific reference range for each parameter on the Report. Due to fundamental differences in physician reimbursement, patient data transfer regulations and telephone communication technologies, this international CVProfilorTM MD-3000 System will be marketed to physicians as a capital purchase without transmitting data to a Central Data Management Facility.

      Products marketed in the European Union (EU) require a medical device CE Mark (conformance to Council Directive MDD 93/42/ EEC) prior to importation into the EU and we anticipate obtaining a medical device CE Mark for the MD-3000 System. Other countries have similar requirements based on conformance to quality standards consistent with our ISO-9002, EN-46002, and ISO-13488 certifications.

CardioVascular Profile Report

      The CardioVascular Profile Report currently generated by the CR-2000 Research System presents the following parameters: a 1.5 Second Blood Pressure Waveform Graph, Body Surface Area (BSA), Body Mass Index (BMI), Systolic Blood Pressure (mmHg), Diastolic Blood Pressure (mmHg), Mean Arterial Pressure (mmHg), Pulse Pressure (mmHg), Pulse Rate (beats/minute), Estimated Cardiac Ejection Time (milli-seconds), Estimated Stroke Volume (ml/beat), Estimated Stroke Volume Index (ml/beat/m2), Estimated Cardiac Output (Liters/minute), Estimated Cardiac Index (L/min/m2), Large Artery Elasticity Index (ml/mmHg x 10), Small Artery Elasticity Index (ml/mmHg x 100), Systemic Vascular Resistance (dyne•sec•cm-5), and Total Vascular Impedance (dyne•sec•cm-5).

      The CardioVascular Profile Report currently generated by the CVProfilorTM DO-2020 System presents the following parameters: a 1.5 Second Blood Pressure Waveform Graph, Body Surface Area (BSA), Body Mass Index (BMI), Systolic Blood Pressure (mmHg), Diastolic Blood Pressure (mmHg), Mean Arterial Pressure (mmHg), Pulse Pressure (mmHg), Pulse Rate (beats/minute), Large Artery Elasticity Index (ml/mmHg x 10), and Small Artery Elasticity Index (ml/mmHg x 100).

The Advantages: Potential Beneficial Medical Outcomes for Patients and Payers

      Clinical research suggests that the arterial elasticity indices can be used to determine the clinical age of the body’s arteries and that these values, when viewed in combination with a medical history, physical examination and/or other tests, may provide a meaningful picture of vascular health for patients 10 years of age and older. The large and small artery elasticity indices are of particular clinical importance in this assessment. These indices indicate the elasticity or flexibility of the patient’s arteries, which may be beneficial in assessing vascular disease. These indices also provide valuable information to physicians in screening patients who may be at risk for underlying vascular disease and thereby have a potential for future life-threatening cardiovascular events.

      During the last several years, research investigators have evaluated hundreds of “normal” subjects as well as more than 500 patients with cardiovascular disease. They have summarized their clinical research data in order to establish the approximate “normal range” for arterial elasticity and other cardiovascular parameters. Patients with normal blood pressure have been identified who have “premature stiffening” of their small and very small arteries. Without the benefit of a CardioVascular Profile Report, such patients would be considered “clinically normal and asymptomatic.” It is believed that the CVProfilorTM DO-2020 System and the CVProfilorTM MD-3000 System may help physicians identify these patients and encourage them to intervene therapeutically at an earlier stage of cardiovascular disease.

      Further, we believe there may be an advantage to using the CVProfilorTM DO-2020 System and the CVProfilorTM MD-3000 System to clinically evaluate high-normal hypertensive patients in order to decide who requires immediate and aggressive treatment versus those who might merely need to be monitored on a periodic basis. This would be an important clinical distinction which cannot be easily determined in medical practice today. Some patients, therefore, are being treated needlessly despite cost containment concerns and despite the potential for drug side effects (such as liver dysfunction and sexual impotence). Further, it is possible that many other patients with normal blood pressure readings who should perhaps be treated for a latent hypertensive condition of their arteries, are being misdiagnosed, thereby leaving them at risk for progressive and severe cardiovascular disease.

      We believe that arterial compliance or elasticity is becoming an increasingly important clinical parameter in the treatment of cardiovascular disease. According to an article by Stephen P. Glasser et al, in the Journal of Clinical Pharmacology (1998), a drug’s effect on arterial compliance (distinct from the drug’s effect on blood pressure and/or vessel size, both important interrelated parameters in regard to compliance) is potentially an important consideration in selecting optimal drug therapy because many cardiovascular drugs exert their primary and secondary effects on cardiovascular hemodynamics and/or vascular wall integrity. These considerations are important because a reduction in arterial compliance has long been regarded as a potentially useful indicator of the presence of arterial disease. Further, changes in the arterial wall leading to reductions in arterial compliance may precede the onset of clinically apparent disease, and may identify individuals at risk before disease onset (symptoms due to disease are generally late manifestations of alterations in organ function). Thus, drugs that favorably impact arterial compliance may play a significant role in reducing morbidity and mortality.

Published Clinical Research Update

      A number of scientific articles have been published in medical journals which utilize the basic methodology incorporated in our Product. Since June 1999, we have added these to the bibliography of published titles, abstracts and articles which relate to the general topic of arterial elasticity. These references are listed hereinafter.

Resnick, Lawrence M. “Pulse Wave Velocity and Other Markers of Arterial Wall Stiffness: Methods and Clinical Relevance.” (Presented at the Ninth European Meeting on Hypertension and published in the Scientific Programme and Abstracts on Large Artery Structure and Function, Milan, Italy, June 1999).

Resnick, L.M.; Chesney, C.F.; Lester, M.A. “Physiologic Correlates of Arterial Compliance in Essential Hypertension.” (Published in the Ninth European Meeting on Hypertension, Scientific Programme and Abstracts on Large Artery Structure and Function, Milan, Italy, June 1999).

McVeigh, Gary E.; Bratteli, Christopher W.; Morgan, Dennis J.; Alinder, Cheryl M.; Glassner, Stephen P.; Finkelstein, Stanley M.; Cohn, Jay N. “Age-Related Abnormalities in Arterial Compliance Identified by Pressure Pulse Contour Analysis.” HYPERTENSION 33:1392-1398, June 1999.

Resnick L.M.; Lester, M.H.; Chesney, C.F. “Differential Effects of Antihypertensive Drug Therapy on Arterial Compliance.” (Presented at the Fifteenth Scientific Meeting of the American Society of Hypertension and Published in AMERICAN JOURNAL of HYPERTENSION 13: (4, Part 2), pg. 20A, April 2000).

Gilani, M.: Alinder, C.; Kaiser, D.; Rajala, S.; Bank, A.J.; CDohn, J.N. “Differences in Large and Small Artery Response to Acute Inhibition of Nitric Oxide Synthase in Human Subjects.” AMERICAN JOURNAL of HYPERTENSION, 13: (4, Part 2), Abstract No. B003, April 2000.

Lane, K.V.; Prisant, M.E.; Prisant, L.M. “Noninvasive Vascular Compliance: Short-Term Assessment of Test Repeatability.” AMERICAN JOURNAL of HYPERTENSION 13: (4, Part 2), Abstract No. B015, April 2000.

DeBacker, T.L.; DeBuyzere, M.L.; Duprez, D.A.; Clement, D.L.; Cohn, J.N. “Large Artery but Not Small Artery Elasticity Index is Increased in Athletic Sports Men Versus Control Subjects.” AMERICAN JOURNAL of HYPERTENSION 13: (4, Part 2,), Abstract No. B022, April 2000.

Zimmerman, A.; VanAuker, M.D.; Zakari, A.; Strom, J.A.; Weber, M.A. “Loss of Oscillatory Arterial Compliance is Detectable in Young Patients by Radial Artery Pulse Contour Analysis.” AMERICAN JOURNAL of HYPERTENSION 13: (4, Part 2), Abstract No. B026, April 2000.

Winer, N.; Mitri, O.; Saradih, H.; Shah, C. “Influence of Cardiovascular Risk Factors and Gender on Vascular Elasticity and Metabolic Parameters.” AMERICAN JOURNAL of HYPERTENSION 13: (4, Part 2), Abstract No. B028, April 2000.

Kaiser, D.R.; Gilani, M.; Alinder, C.; Rajala, S.; Cohn, J.N. “Intravenous Infusion of L-Name Does Not Alter Brachial Artery Area or Compliance.” AMERICAN JOURNAL of HYPERTENSION 13: (4, Part 2,), Abstract No. B029, April 2000.

Grey, E.; Bratteli, C.; Glasser, S.P.; Alinder, C.; Finkelstein, S.M.; Lindgren, B.; Cohn, J.N. “Small but Not Large Artery Compliance Predicts Cardiovascular Events.” AMERICAN JOURNAL of HYPERTENSION 13: (4, Part 2), Abstract No. B059, April 2000.

Cohn, J.N. “ACE Inhibition and Vascular Remodeling of Resistance Vessels.” HEART DISEASE 2:S2-S6, March/ April 2000.

Prisant, L.; Lane, K.; Prisant, M. “Measures of Capacitive and Reflective Compliance: Relationship to Blood Pressure Parameters.” JOURNAL OF HYPERTENSION 18: (Suppl. 4), Abstract No. P1.64, August 2000.

Resnick, L.; Lester, M. “Differential Effects of Antihypertensive Drug Therapy on “Arterial” Compliance.” JOURNAL OF HYPERTENSION 18: (Suppl. 4), Abstract No. P28.32, August 2000.

Cohn, J.N. “Using Arterial Compliance to Stratify Cardiovascular Risks: More Precision in Therapeutic Decisions.” 2000 Meeting Highlights 15th Scientific Meeting of the American Society of Hypertension (ASH), May 16-20, 2000 New York, New York, October 2000.

Duprez, D.A.; DeBuyzere, M.L.; DeBacker, T.L.; Van DeVeire, N.; Clement, D.L.; Cohn, J.N. “Relationship Between Arterial Elasticity Indices and Carotid Artery Intima-Media Thickness.” AMERICAN JOURNAL of HYPERTENSION 13:1226-1232, December 2000.

Resnick, L.M.; Militianu, D.; Cunnings, A.J.; Pipe, J.G.; Evelhoch, J.L.; Soulen, R.L. and Lester, M.A. “Pulse Waveform Analysis of Arterial Compliance: Relation to Other Techniques, Age, and Metabolic Variables.” AMERICAN JOURNAL of HYPERTENSION 13:1243-1249, December 2000.

McVeigh, G.E. and Yoon, L.L. “Arterial Compliance in Hypertension.” Chapter 16 in: Weber, M.A. Ed. HYPERTENSION MEDICINE Humana Press (Totowa, NJ) 2000, pp. 191-198.

MARKETING, SALES AND DISTRIBUTION

      Within the United States health care industry, which is estimated to have annual sales of approximately $1 trillion by the United States Department of Health and Human Services (December 15, 1997), cardiovascular disease is expected to account for $326 billion in 2000, with $214.7 billion spent on heart disease, according to American Heart Association estimates. Although significant advances have been made in the prevention and treatment of heart attacks and strokes during the past couple of decades, these diseases remain among the leading causes of death in the United States and many other countries. Consider the following facts:

•	According to the American Heart Association, cardiovascular disease is the leading cause of death in the United States accounting for more than one-half of all deaths (over one million) every year.

•	More than one million Americans suffer heart attacks annually, and it is the first sign of cardiovascular disease in 20% to 40% of these patients. (Sources: 1997 Heart and Stroke Statistical Update, American Heart Association 1996; Johns Hopkins Coronary Heart Disease).

•	According to a 1997 release by the National Heart, Lung and Blood Institute, about 50 million adults (approximately 28% of the adult American population) are currently diagnosed with high blood pressure, with nearly 75% of those (or 37.5 million) not properly treated for the condition.

•	According to the Johns Hopkins White Papers on Hypertension (1998), an additional 30 million American adults are estimated to have “high-normal or borderline hypertension.”

•	Hypertension is present in more than 50% of Americans age 60 or older. (Source: Archives of Internal Medicine, Volume 157, Number 6, March 24, 1997).

•	Stroke accounts for about one in every 15 deaths in the United States. (Sources: 1997 Health Care Almanac & Yearbook; 1997 Heart and Stroke Statistical Update, American Heart Association).

•	According to a March 1997 survey by the Pharmaceutical Research and Manufacturers of America, research expenditures within the United States by all research-based pharmaceutical companies is estimated at $15 billion in 1997.

•	Cardiovascular disease claims more lives in the United States than the next seven leading causes of death combined (Agingsociety.org).

•	Cardiovascular research and development is estimated to account for approximately $3.1 billion to $3.97 billion (or 16% to 21% of all United States research and development spending in 1997). (Source: Parexel’s Pharmaceutical R&D Statistical Sourcebook, (1997)).

•	In 1998, more than 180 million adults in the seven major markets including the United States, France, Germany, Italy, Spain, United Kingdom and Japan, suffered from hypertension and the market for anti- hypertensive therapy is expected to reach $22 billion by the year 2008. (Source: Decision Resources, Inc., Hypertension Report, 1999).

      Cardiovascular disease is a major cause of death in nearly every developed country throughout the world. Because of the magnitude and impact cardiovascular disease has on the worldwide population, we believe that our Product offers a significant opportunity for providing a more accurate and effective means with which to screen patients for potential underlying vascular disease.

The Research Market

      The CR-2000 Research System is being marketed worldwide to pharmaceutical firms, research investigators at academic medical research centers, and government institutes conducting cardiovascular disease treatment and/or cardiovascular disease research. These organizations are in the business of gathering cardiovascular data from human research subjects — non-invasively. The CR-2000 Research System has been given a medical device CE Mark in Europe and it is being marketed for use by physicians in the European Union.

      According to the Tufts Center for the Study of Drug Development and a February 1993 report by the U.S. Congressional Office of Technology Assessment, it costs a company, on average, $359 million and about 15 years to get one new drug from the laboratory to the pharmacist’s shelf. According to the Pharmaceutical Research and Manufacturers of America, only five in 5,000 chemical compounds that enter pre- or non-clinical testing are ultimately subjected to human testing and only one in five of those is ultimately approved. We believe the CR-2000 Research System provides a new means for gathering information on additional variables during such research endeavors.

      The clinical research market is diverse, with pharmaceutical companies, the federal government and medical device manufacturers funding the vast majority of research. According to annual surveys by the Pharmaceutical Research and Manufacturers of America, pharmaceutical companies spent an estimated $13.6 billion and $15 billion on all research and development within the United States in 1996 and 1997, respectively. Of this amount, spending on clinical development in Phases I to IV of research was approximately $4.8 billion in 1996. In most cases, the direct costs of physician payments and the costs of additional medical care due to the trial are paid directly to the provider organization by the pharmaceutical study sponsor.

      We have identified three markets for the CR-2000 Research System:

      Pharmaceutical Companies. There are approximately 1,950 firms conducting clinical research trials in the United States alone. Nonetheless, according to Parexel’s Pharmaceutical R&D Statistical Sourcebook (1997), a small number of pharmaceutical firms in the world accounted for the majority of all research and development spending. These pharmaceutical firms often seek new ways to gather additional information non-invasively on human subjects during clinical research trials.

      Academic Centers. Hundreds of universities throughout the world conduct research under grants supplied by government agencies, disease management foundations and private sponsors. Universities with research centers conducting clinical trials in the areas of preventative cardiology, nephrology and epidemiology are a particular target market for the CR-2000 Research System. Many references in the peer reviewed medical literature illustrate the growing body of knowledge supporting arterial elasticity measurements and the implications of such measurements for the management of cardiovascular disease.

      The U.S. Government. The National Institutes of Health and Veterans’ Affairs Medical Centers, the Agency for Health Care Policy and Research, and the Centers for Disease Control and Prevention often conduct large-scale research projects. These organizations clearly represent a market opportunity for the CR-2000 Research System.

      Our experience with the CR-2000 Research System within these market segments has grown substantially during fiscal year 2000. The CR-2000 Research System is now being utilized in 18 countries throughout the world and its users have contributed more than 20 publications to our bibliography of more than 95 scientific articles and presentations that reference either our CR-2000 Research System technology or our pulse contour analysis methodology. These references not only reinforce the scientific and clinical merit of our arterial waveform analysis methodology but broaden the understanding and clinical application of small artery elasticity as an early and sensitive marker for vascular disease.

      During fiscal year 2000, three pharmaceutical firms included the CR-2000 Research System in their multi-site clinical trials. Then, during the first four months of fiscal year 2001, two additional pharmaceutical firms and the largest governmental research agency included the CR-2000 Research System in their research trials — bringing the total number of multi-site clinical research trials using our technology to six:

•	Alteon, Inc. chose the CR-2000 Research System for inclusion in its Advanced Glycosylation End products (A.G.E.) Crosslink Breaker’ ALT-711 clinical pharmaceutical trial.

•	AstraZeneca, LP chose the CR-2000 Research System for inclusion in the TRial Of Preventing HYpertension (TROPHY) study designed to investigate whether early treatment of subjects with high blood pressure can prevent or delay the onset of clinical hypertension.

•	The National Institutes of Health/National Heart, Lung, and Blood Institute (NIH/NHLBI) chose the CR-2000 Research System for its Multi-Ethnic Study of Atherosclerosis (MESA) research — a prospective study to identify markers for predicting cardiovascular disease.

•	Parke-Davis chose the CR-2000 Research System for a multi-site cardiovascular drug research trial as part of their ongoing clinical investigations.

•	Pfizer, Inc. chose the CR-2000 Research System for a large multi-site cardiovascular drug research trial.

•	Solvay Pharmaceuticals, Inc. chose the CR-2000 Research System for a multi-site cardiovascular drug research trial.

      The inclusion of the CR-2000 Research System in these pharmaceutical research trials and the 20-plus scientific publications generated through use of the CR-2000 Research System have provided high-profile credibility to us and have promoted a greater awareness for the value of our technology in the global medical marketplace.

      Although we are several years away from obtaining clinical data that relates to long-term medical outcomes, the clinical findings from a significant retrospective research study were presented at the Fifteenth Scientific Meeting of the American Society of Hypertension (ASH) in New York during May 2000. Dr. Elizabeth Grey and other clinical researchers at the University of Minnesota Medical School, Department of Cardiology in Minneapolis, Minnesota, measured the small artery elasticity index of more than 400 subjects and determined, through a self-administered questionnaire, that during a one to seven year follow-up period, about 42% (or 168 subjects) experienced either a new or second cardiovascular event associated with the reduction of their small artery elasticity. This study is the most significant medical evidence we have to date that suggests a clinical correlation between premature stiffening of small arteries (that is, reduced elasticity) and the incidence of subsequent cardiovascular disease. While the large artery elasticity index has been shown to progressively decrease with age, it is not particularly predictive of future medical outcomes, as is the small artery elasticity index. To the best of our knowledge, the ability to evaluate the elasticity of the small and very small arteries throughout the body is unique to our CardioVascular Profiling Systems. We believe that no other firm has the capability to measure small artery elasticity or stiffness. This provides us with a distinct worldwide advantage in the broad-based assessment and screening for cardiovascular disease.

      Also at the ASH meeting, Dr. Nathaniel Winer and clinical researchers at the University of Missouri School of Medicine in Kansas City, Missouri, presented pioneering evidence that some healthy young women have reduced small artery elasticity compared to age-matched men, despite having lower blood pressure and more favorable cholesterol, insulin and homocysteine levels. This clinical research study offers a significant contribution to the medical importance of our technology as a key parameter for the early cardiovascular screening of women.

      Our fiscal year revenue growth reflects this increasing interest in our technology. On November 8, 2000, we announced that we expected sales of our CR-2000 Research System to contribute more than $1.5 million to our fiscal year 2001 revenue — more than tripling fiscal year 2000 revenue of $423,490.

The Practicing Physician Market

      The CVProfilorTM DO-2020 CardioVascular Profiling System is intended to be used by physicians or trained medical personnel. Our focus will be on the practice of cardiovascular medicine and, in particular, those health care professionals and providers who are directly involved in screening of patients for potential underlying vascular disease. Current American Medical Association estimates indicate there are approximately 650,000 to 700,000 physicians actively working in the United States, approximately 250,000 of which fall into the target market as potential users of the CVProfilor™ DO-2020 System:

•	Approximately 120,000 internal medicine physicians;

•	Approximately 80,000 general and family practice physicians;

•	Approximately 30,000 medical sub-specialty physicians; and

•	Approximately 20,000 cardiovascular disease specialists.

Marketing Strategy

      Our primary objective is to establish our CardioVascular Profiling Products as the standard for non-invasive testing of clinical research subjects, and as the preeminent medical devices for use by physicians and other health care professionals to evaluate patients who may have cardiovascular disease and to monitor those who are being treated for their disease.

HDI/ PulseWaveTM CR-2000 Research System

      The CR-2000 Research System, originally launched in December of 1998, is currently being marketed worldwide through a direct sales force in the United States and through an international network of exclusive distributors outside the United States. We continue to expand our use of a core direct sales force to sell the CR-2000 Research System in the United States and to identify and manage independent medical distribution firms for marketing internationally. We have currently established a United States sale price of $20,750 for the CR-2000 Research System; however, higher than expected manufacturing, marketing or distribution costs and/or competitive pressures could force us to raise or lower this price.

      Having obtained ISO-9002/EN-46002 and ISO-13488 quality system certifications in November 1999, we have also been focused on the development of our international markets. These certifications and the accompanying CE Mark for our CR-2000 Research System allowed us to begin marketing in the European Union during the third quarter of fiscal year 2000 to distributors who make minimum purchase commitments in exchange for geographic exclusivity. In support of our European distributors, we have established a full-time sales and marketing presence in Europe and we are using this presence to expand our distribution network throughout Europe, the Middle East and Africa.

      The CR-2000 Research System has a medical device CE Mark (CE0123) which allows it to be marketed throughout the European Union and is being marketed “for research purposes only” in the United States (that is, not for screening, diagnosing, monitoring or determining the treatment of patients). We have also secured distribution for our technology within both China and Taiwan.

      We are currently using various other methods to market the CR-2000 Research System worldwide including our website (www.hdi-pulsewave.com), attendance at major medical conventions, targeted direct mail campaigns and educational symposiums which allow scientific investigators to present meaningful data derived from their use of the CR-2000 Research System.

      Through a grant-in-aid provided by us, the University of Minnesota sponsored a scientific meeting entitled “International Symposium on Arterial Elasticity Measurement” during January 2000. In August, we sponsored a symposium chaired by Dr. Jay N. Cohn that immediately followed the International Society of Hypertension meeting entitled “The Artery Wall: Structure and Function.” In November 2000, we sponsored a mini-symposium immediately preceding the American Heart Association meeting in New Orleans, again chaired by Dr. Cohn. These meetings brought together a renowned faculty of clinical research investigators, physicians and pharmaceutical company representatives, many of whom presented new clinical research data obtained using our CR-2000 Research System. Although we are competing in a worldwide market with five or six other firms that claim to have products which provide information regarding large artery elasticity, the scientists and physicians at this meeting praised our CR-2000 Research System for its accuracy, repeatability, ease-of-use and ability to provide separate measurements of both the large artery and small artery elasticity indices.

CVProfilorTM DO-2020 System

      On November 2, 2000, we obtained a 510(k) clearance from the FDA to market the DO-2020 System in the United States. We intend to direct our marketing efforts for this Product at physicians who screen patients for potential underlying vascular disease. We intend to gain DO-2020 System acceptance by implementing a strategy that promotes its benefits directly to people who have, or are at risk for developing, cardiovascular disease, and to educate healthcare professionals, managed care decision makers and insurers as to the potential advantages involved in early detection of vascular disease. Our education and awareness strategy will also focus on the publication of additional research studies describing the performance and utility of the DO-2020 System, and attendance at major cardiovascular conventions.

      In order to accelerate the rate of new technology acceptance in the medical marketplace, we are marketing the CVProfilor DO-2020 to physicians on a “per-patient-tested” rental basis. Utilizing a telephone modem within the CVProfilor DO-2020 System, we transmit physician use of the Product to our Central Data Management Facility (CDMF) where we are able to track utilization and to invoice physician customers on the number of CardioVascular Profile Reports they generate in their clinics each month. We charge physicians a minimum monthly fee that equates to a minimum number of uses on each CVProfilor DO-2020 System in their possession. Once the minimum monthly utilization is achieved, a “per-patient-tested” charge applies to all additional uses within the month. We believe that a “per-patient-tested” marketing strategy has a number of significant advantages over traditional product “sales” strategies. A “per-patient-tested” rental allows the physician to:

•	Immediately access more accurate and reliable patient screening technology without a sizeable capital outlay,

•	Obtain positive cash flow and/or positive margin with their very first use of the technology,

•	Generate additional clinic revenues with little or no additional costs, and

•	Have long-term use of state-of-the-art technology without the risk of product obsolescence, product maintenance or repair.

      We anticipate that this marketing approach will allow us to accelerate the rate of physician acceptance and to eventually generate the majority of our revenues from the CVProfilor DO-2020 System.

      The introduction of the DO-2020 System will occur in three stages. The first will consist of a controlled introduction to key opinion leaders in the United States in order to allow us sufficient time to develop a strong referral base and to validate our strategic assumptions regarding our target markets, clinical applications, reimbursement parameters, market pricing and CDMF functionality. Second, we will focus early marketing and education efforts on United States physicians who evaluate individuals at risk for developing vascular disease. In an effort to encourage rapid acceptance of the DO-2020 System, we are offering it to physicians on a “per-patient-tested” billing basis. Invoices for physician use of the DO-2020 System will be generated based on the number of CardioVascular Profile Reports that are transmitted to our Central Data Management Facility each month. Third, we plan to increase our market penetration established in Stage II and expand our Product’s clinical application into additional specialty markets.

      We anticipate using a core direct sales force to call on key cardiovascular opinion leaders and to establish distribution arrangements with independent and/or contract sales representatives and medical companies with complementary distribution networks. Long term, we intend to promote the DO-2020 System to people at risk for developing cardiovascular disease through public relations materials, advertising and our Internet website (www.hdi-pulsewave.com).

CVProfilorTM MD-3000 System

      Following receipt of CE Mark certification for the MD-3000 System, we will utilize a network of independent international distributors to market it to cardiovascular specialists, cardiologists and primary care physicians for use in screening, diagnosing and monitoring the treatment of patients with cardiovascular disease within key international markets.

      Our primary focus will be on the creation of a distribution network covering the European Union, Japan and other parts of Asia. We anticipate signing a multi-year agreement with distributors to represent us in a specific territory — generally anticipated to be at least a single country. The MD-3000 System will be sold to distributors who will re-sell and service it in their territory. Our distributors have the right to set the selling price of the MD-3000 System within their territory.

      Distributor appointments are generally based on the distributor’s ability to manage the financial aspects of currency fluctuations, their demonstration of ethical conduct consistent with United States business practices, their ability to market to and support key differences in physician practice patterns, their ability to assist us in obtaining sufficient MD-3000 System reimbursement, and their ability to satisfy government regulations pertaining to use of medical devices that exist within their territory. We anticipate that these distributors will be firms that distribute complementary cardiovascular or general medical products and that have the ability to designate specialist support for marketing the MD-3000 System. We currently have executed distribution agreements covering Japan, Norway, Sweden, Denmark, Italy, Taiwan, China, South Africa, Pakistan and Turkey.

Production

      The design, development and integration of all of the components necessary to fabricate and manufacture our Product was undertaken on our behalf by a contract design engineering firm. We have been producing CR-2000 Research Systems since November 1998. According to testing performed at TÜV Product Service, Inc., the CR-2000 Research System has been found to be in full compliance with all electromagnetic compatibility immunity and emissions requirements and with the requirements for displaying the CE Mark. The CVProfilorTM DO-2020 System was also evaluated by Underwriters Laboratories, Inc., and is UL listed with a license to display the UL label.

      On November 30, 1999, we announced that our Quality Assurance System was registered to ISO-9002, EN-46002 and ISO-13488 by TÜV Product Service, Inc. Our CR-2000 Research CardioVascular Profiling System now displays the “CE0123” mark, indicating that the CR-2000 Research System is certified for sale throughout the European Union and that the product complies with applicable electrical and mechanical safety standards. We are currently pursuing foreign registrations and approvals that will allow marketing of a similar product to physicians, the CVProfilorTM MD-3000 System, in markets outside the United States.

      We now manufacture all versions of the CardioVascular Profiling System within our plant in Eagan, Minnesota. We receive and inspect all incoming component and sub-assembly parts, inventory components and parts, assemble and carefully test all fabricated System Instruments and Accessories, package and label Systems, and ship Systems throughout the United States and the world using equipment available in-house. All of these procedures are conducted in full compliance with the FDA’s Quality System Regulations (“QSR”). Further, the manufacturing facility is operated using a complete quality system approach which meets international standards and has been certified as being in compliance with ISO-9002, EN-46002 and ISO-13488 requirements. Despite having a limited production staff, we believe that we can accommodate the needs to manufacture, test, package and ship all versions of the Product using our in-house facility.

Competition

      Competition in the medical device industry is intense and many of our competitors have substantially greater financial, manufacturing, marketing, distribution and technical resources than we do. We compete directly with manufacturers of sphygmomanometers, as well as many well-established medical instrument and health care companies. In addition, we are aware of other companies that are developing products which measure arterial elasticity.

      To the best of our knowledge, no products which measure both large and small artery elasticity have yet obtained either CE Mark or FDA clearances to market, and no other products being developed or being marketed appear capable of providing both large artery and small artery elasticity values as does our Product. We are aware of six other firms that are developing products that attempt to measure vascular elasticity and which may be viewed as competitive alternatives. The six firms are International Medical Device Partners (Las Vegas, Nevada), Pulse Metric, Inc. (San Diego, California), PWV Medical Ltd. (Sydney, Australia), Specaway Pty Ltd. (St. Pauls, New South Wales, Sydney, Australia), Novacor (Paris, France), and Colson/ Dupont Medical (Pantin, France). Two of the companies mentioned above have received FDA clearance to market a device which they claim can evaluate a patient’s general cardiovascular condition.

Government Regulation

      Medical devices such as our CVProfilorTM DO-2020 System are subject to strict regulation by state and federal authorities, including the FDA and comparable authorities in certain states. Under the 1976 amendments to the Federal Food, Drug and Cosmetic Act (the “FDCA”) and the regulations promulgated thereunder, manufacturers of medical devices are required to comply with very specific rules and regulations concerning the testing, manufacturing, packaging, labeling and marketing of medical devices. Failure to comply with the FDCA and any applicable regulatory requirements could result in, among other things, civil and criminal fines, product recalls, detentions, seizures, injunctions and criminal prosecutions.

      Before a new medical device may be introduced into the United States market, the manufacturer must obtain prior authorization from the FDA. This authorization is based on a review by the FDA of the medical device’s safety and effectiveness for its intended uses. Medical devices may be authorized by the FDA for marketing in the United States either pursuant to a 510(k) Pre-Market Notification (“510(k)”) submission or a Premarket Approval (“PMA”) application. The process of obtaining clearances or approvals from the FDA and other applicable regulatory authorities can be expensive, uncertain and time consuming, frequently requiring several years from the commencement of clinical trials or submission of data to regulatory acceptance.

      On November 2, 2000 we received authorization to market our CVProfilorTM DO-2020 System pursuant to an FDA 510(k) clearance. FDA clearances and approvals often include significant limitations on the intended uses for which a product may be marketed. FDA enforcement policy strictly prohibits the promotion of cleared or approved medical devices for non-approved or “off-label” uses. In addition, product clearances or approvals may be withdrawn for failure to comply with regulatory standards or the occurrence of unforeseen problems following initial marketing.

      Federal, state and foreign regulations regarding the manufacture and sale of healthcare products and diagnostic devices are subject to future change. We cannot predict what material impact, if any, these changes might have on our business. Future changes in regulations or enforcement policies could impose more stringent requirements on us, compliance with which could adversely affect our business. These changes may relax certain requirements, which could prove beneficial to our competitors and thus adversely affect our business. In addition, regulations of the FDA and state, federal and foreign laws and regulations depend heavily on administrative interpretations, and we cannot assure you that future interpretations made by the FDA, or other regulatory authorities, with possible retroactive effect, will not adversely affect us.

      In addition to the regulations directly pertaining to us and our products, many of our customers and potential customers are subject to extensive regulation and governmental oversight. Regulatory changes in the healthcare industry that adversely affect the business of our customers could have a material adverse effect on our business, financial condition and results of operations.

      We can give no assurance that we will be able to obtain additional necessary regulatory clearances or approvals in the United States, or internationally, on a timely basis, if ever. Delays in the receipt of, or failure to receive, these clearances or approvals, or failure to comply with existing or future regulatory requirements would have a material adverse effect on our business, financial condition and results of operations.

Reimbursement

      We anticipate that most revenue affiliated with physician use of the CVProfilorTM DO-2020 System will ultimately be derived from insurance coverage and third-party payers. The payer marketplace includes commercial insurers, Blue Cross/ Blue Shield plans and Health Maintenance Organizations (“HMOs”), Medicare and other federally funded programs, and “self-pay” plans. Each payer establishes its own coverage and payment policies resulting in a range of payments and coverage decisions. Physician reimbursement is an important aspect in the DO-2020 System’s success. Without adequate levels of reimbursement, physicians may be reluctant to try the DO-2020 System, if at all. There is no assurance that adequate third-party reimbursement for the DO-2020 System will be available either at present or in the future.

      The Health Care Financing Administration (“HCFA”), a division of the U.S. Department of Health and Human Services (“HHS”), has established three levels of coding for health care products and services:

•	Level I, Current Procedural Terminology (“CPT”) codes for physicians’ services;

•	Level II, National Codes for supplies and certain services; and

•	Level III, local codes.

      The coding system applicable to the CVProfilorTM DO-2020 System is Level I. Insurers require physicians to report their services with the CPT coding system.

      Now that the FDA has granted us a 510(k) clearance to market the CVProfilorTM DO-2020 System, we will interact with the American Medical Association (“AMA”) to determine whether the DO-2020 System falls within any existing CPT codes or whether it requires a new code application or code revision. In the event the AMA determines that none of the existing CPT codes are appropriate for the DO-2020 System, we believe that it may take two or more years to obtain a DO-2020 System technology-specific CPT code. During this time, physicians may be required to use a “miscellaneous code” for patient billing purposes, although the level of reimbursement they receive, if any, will depend on each individual payer’s assessment of the procedure. Physicians may also request payment directly from patients for the procedure in certain markets where it is allowed, until we gain widespread reimbursement, if ever.

Patents and Proprietary Technology

      Our success depends, in part, on our ability to maintain patent protection for our Product and processes, preserve our trade secrets and operate without infringing the property rights of third parties. We are the exclusive assignee of five issued United States patents and have obtained an exclusive license to rights under four United States patents, one European patent and one Japanese patent issued to the Regents of the University of Minnesota. These eleven patents relate to our blood pressure waveform analysis procedures, our cardiovascular profiling technology, the non-invasive determination of cardiac output, and the overall technology and operation of our Product. The license from the University of Minnesota expires with the term of their patents (currently expected to be during 2016). One or more patent applications relating to these United States issued patents are currently pending in Germany, France and the United Kingdom. We have three patent applications that have been submitted regarding other aspects and components of our Product. We can give no assurance that our current patents and licenses will provide a competitive advantage, that the pending applications will result in patents being issued, or that our competitors will not design around any patents or licenses issued to us.

      Besides seeking additional patents, we intend to rely to the fullest extent possible on trade secrets, proprietary “know-how” and our ongoing endeavors involving product improvement and enhancement. We can give no assurance that nondisclosure agreements and invention assignment agreements will protect our proprietary information and know-how or provide adequate remedies in the event of unauthorized use or disclosure of that information, or that others will not be able to independently develop that information.

University of Minnesota Research and License Agreement

      On September 23, 1988, we entered into a Research and License Agreement (the “University License Agreement”) with the University of Minnesota (the “University”) pursuant to which the University granted to us an exclusive, worldwide license under the patents that relate to our Product for diagnostic, therapeutic, monitoring and related uses. The University License Agreement is subject to any rights retained by the United States government, pursuant to United States law and regulations, in the patents and licensed technologies in connection with any United States government funding of the University’s research of the license technology. The University License Agreement expires with the last to expire of the patents related to the licensed technology (currently expected to be during 2016). We also have the right to grant sub-licenses under the University’s patents.

      In consideration of the University License Agreement, we conducted expanded clinical trials of arterial compliance technology and are continuing to use our best efforts to develop commercial medical devices. We must pay a royalty on revenue from commercialization of our Product (or future products, which incorporate the licensed arterial compliance technology), in the amount of three percent (3%) of gross revenue (less certain reductions, such as returned goods).

Employees and Consultants

      We currently employ 13 full-time employees. We anticipate hiring approximately 8 additional employees during the next 12 months in the areas of marketing and sales, plant operations and manufacturing tasks, computer software and database implementation and maintenance, and for clinical and customer support needs including accounting and administrative staff. We believe that our employee relations are good.

      In addition to vendors under contract to us for specific product-related tasks, we have consultant relationships with several experts including:

•	Several experts in regulatory affairs and FDA matters;

•	Jay N. Cohn, M.D., as our Chief Clinical Consultant;

•	Stanley M. Finkelstein, Ph.D., as our Chief Technical Consultant;

•	a consulting firm for computer software engineering design and programming;

•	a consulting firm for medical electronic engineering tasks;

•	a consulting firm for marketing communications;

•	consulting firms for third-party reimbursement; and

•	several consulting experts in sales and marketing.

      We may retain additional consultants as necessary to accommodate our need for experts in selected areas of product-related activities and business matters.

USE OF PROCEEDS

      Because we are not issuing the Class B Warrants for cash, we will receive no direct proceeds from this Class B Warrant offering. However, we will receive proceeds from the exercise of the Class A Warrants. We intend to use the proceeds from the exercise of the Class A Warrants, in order of priority, for marketing and sales, purchases of equipment and Product assembly, research and development, working capital, repayment of debt and other general corporate purposes. Pending the uses specified above, we will invest any balance of the Class A Warrants proceeds in short-term, high quality interest bearing investments.

PLAN OF DISTRIBUTION

      We are offering the Class B Warrants to the holders of our Class A Warrants without reliance upon an independent investment banker. We intend to distribute copies of this prospectus to the record holders of our Class A Warrants promptly following the effective date of the registration statement of which this prospectus forms a part. Any Class A Warrant holder who desires to obtain a Class B Warrant is urged to properly exercise the holder’s Class A Warrant on or before [        ]. Upon such timely exercise, we will issue the Class A Warrant holder one Class B Warrant for each Class A Warrant properly exercised.

      Our employees, officers or directors may solicit responses from Class A Warrant holders, but these persons will not receive any commissions or compensation for their services, other than their normal employment compensation. We will pay no dealers’ fees or finders’ fees in connection with this offering of Class B Warrants.

DESCRIPTION OF CAPITAL STOCK

      We are authorized to issue 25,000,000 shares of Common Stock, par value $.01. As of December 28, 2000, 5,288,710 shares of Common Stock were outstanding. We also are authorized to issue 5,000,000 shares of Preferred Stock, $.01 par value. However, as of the date of this offering, we have not issued any shares of Preferred Stock.

      Common Stock. Each share of Common Stock is entitled to one vote on all matters submitted to a vote of the shareholders. Shareholders do not have cumulative voting rights. The absence of cumulative voting rights means that the holders of a majority of the outstanding shares of Common Stock can elect all the directors then standing for election.

      Subject to the rights and preferences of any Preferred Stock, each share of Common Stock has an equal and ratable right to receive dividends legally declared by our Board of Directors, out of any funds legally available for the payment thereof. In the event of our liquidation, dissolution or winding up, after satisfaction of amounts payable to creditors and distribution to the holders of outstanding Preferred Stock, if any, of amounts to which they may be preferentially entitled, holders of the Common Stock are entitled to share ratably, on a per share basis, in the assets available for distribution to the shareholders.

      Holders of Common Stock are not entitled to conversion or preemptive rights. All outstanding shares of Common Stock are, and when issued, the shares of Common Stock issued in connection with this offering will be, fully paid and nonassessable.

      Preferred Stock. We currently have 5,000,000 shares of $.01 par value Preferred Stock. In the future, our Board of Directors may establish one or more classes or series from this Preferred Stock and may fix the relative rights and preferences of each such class or series, including, but not limited to, fixing the relative voting rights, if any, of each such class or series to the full extent permitted by law.

      Any undesignated shares of Preferred Stock which may be issued may have disproportionately high voting rights or class voting rights, may be convertible into Shares, and may rank prior to the Shares as to payment of dividends and to the distribution of assets upon liquidation or dissolution.

      The consent of the holders of our Common Stock is not required for any such issuance of the undesignated shares of Preferred Stock. The existence of the undesignated shares may have the effect of discouraging an attempt, through acquisition of a substantial number of Shares to acquire control of the Company, with a view to effecting a merger, sale or exchange of assets or similar transaction. The Board of Directors, without shareholders’ approval, can issue shares of classes of Preferred Stock with voting conversion rights, which could adversely effect the voting power of the Shares.

      Units. Each Unit consists of one share of Common Stock and one Class A Warrant. Each Class A Warrant is subject to the term and conditions set forth in the Warrant Agreement and generally applicable to the Class A Warrants. Each share of Common Stock entitles the holder to the same rights and privileges as all other holders of Common Stock. The Class A Warrant and the share of Common Stock were transferable separately as of July 22, 1998.

      The Units are in registered form and may be presented for transfer, exchange or exercise at the office of the Warrant Agent. The Units are listed on The Nasdaq SmallCap Market under the symbol “HDIIU.”

      Class A Warrants. The Class A Warrants were issued under and are governed by the provisions of a Warrant Agreement (the “Warrant Agreement”) between the Company and Firstar Bank, N.A. as Warrant Agent (the “Warrant Agent”). The following summary of the Warrant Agreement is not complete, and is qualified in its entirety by reference to the Warrant Agreement, a copy of which has been filed as an exhibit to the Registration Statement on Form SB-2 (File No. 333-53025) filed on May 19, 1998.

      One Class A Warrant entitles the holder thereof to purchase one share of Common Stock prior to July 22, 2002, subject to earlier redemption, provided that at such time a current prospectus relating to the shares of Common Stock issuable upon exercise of the Class A Warrants is effective and the issuance of such shares of Common Stock is qualified for sale or exempt from qualification under applicable state securities laws. Each Class A Warrant will be exercisable at an exercise price of $5.50 per share of Common Stock, subject to adjustment in certain events.

      The Class A Warrants are subject to redemption by the Company for $.01 per warrant at any time commencing after October 20, 1998, provided that the closing bid price of a share of Common Stock exceeds $6.50 (subject to adjustment) for 14 consecutive trading days. Written notice must precede redemption by 30 days and must be sent within 10 business days of the 14 consecutive trading day period. In addition, a current prospectus covering the shares of Common Stock issuable upon the exercise of the Class A Warrants must then be effective under the Securities Act. For purposes of the redemption, the closing bid price of a share of Common Stock, if quoted on The Nasdaq SmallCap Market and, if the shares are listed on a national securities exchange, shall be determined by the last reported sale price on the primary exchange on which shares of Common Stock are traded. Upon redemption, holders of Class A Warrants will automatically forfeit all rights thereunder except the right to receive the $.01 redemption price per Warrant unless the Class A Warrants are exercised before they are redeemed.

      The Warrant holders are not entitled to vote, receive dividends or exercise any of the rights of Common Stock shareholders for any purpose. The Class A Warrants are in registered form and may be presented for transfer, exchange or exercise at the office of the Warrant Agent. The Class A Warrants are listed on The Nasdaq SmallCap Market under the symbol “HDIIW.”

      The Warrant Agreement provides for adjustment of the exercise price and the number of shares of Common Stock purchasable upon exercise of the Class A Warrants to protect Warrant holders against dilution in certain events, including stock dividends, stock splits, reclassification, and any combination of shares, or the merger, consolidation, and any combination of shares, or the merger, consolidation, or disposition of substantially all the assets of the Company.

      The Class A Warrants may be exercised upon surrender of the certificate therefor on or prior to the expiration date (or earlier redemption date) at the offices of the Warrant Agent, with the form of “Election to Purchase” on the reverse side of the certificate properly completed and executed as indicated, accompanied by payment of the full exercise price (by certified or cashier’s check payable to the order of the Company) for the number of Class A Warrants being exercised.

      Class B Warrants. The Class B Warrants were issued under and are governed by the provisions of a Warrant Agreement (the “Warrant Agreement”) between the Company and Firstar Bank, N.A. as Warrant Agent (the “Warrant Agent”). The following summary of the Warrant Agreement is not complete, and is qualified in its entirety by reference to the Warrant Agreement, a copy of which has been filed as an exhibit to the Registration Statement of which this prospectus is a part.

      One Class B Warrant entitles the holder thereof to purchase one share of Common Stock prior to      , subject to earlier redemption, provided that at such time a current prospectus relating to the shares of Common Stock issuable upon exercise of the Class B Warrants is effective and the issuance of such shares of Common Stock is qualified for sale or exempt from qualification under applicable state securities laws. Each Class B Warrant will be exercisable at an exercise price of $[     ] per share of Common Stock, subject to adjustment in certain events.

      The Class B Warrants are subject to redemption by the Company for $.01 per warrant at any time commencing after           , provided that the closing bid price of a share of Common Stock exceeds $     (subject to adjustment) for         consecutive trading days during the term of the Class B Warrants. Written notice must precede redemption by 30 days. In addition, a current prospectus covering the shares of Common Stock issuable upon the exercise of the Class B Warrants must then be effective under the Securities Act. For purposes of the redemption, the closing bid price of a share of Common Stock, if quoted on The Nasdaq SmallCap Market and, if the shares are listed on a national securities exchange, shall be determined by the last reported sale price on the primary exchange on which shares of Common Stock are traded. Upon redemption, holders of Class B Warrants will automatically forfeit all rights thereunder except the right to receive the $.01 redemption price per Warrant unless the Class B Warrants are exercised before they are redeemed.

      The Class B Warrant holders are not entitled to vote, receive dividends or exercise any of the rights of Common Stock shareholders for any purpose. The Class B Warrants are in registered form and may be presented for transfer, exchange or exercise at the office of the Warrant Agent. The Company has applied for listing of the Class B Warrants on The Nasdaq SmallCap Market.

      The Warrant Agreement provides for adjustment of the exercise price and the number of shares of Common Stock purchasable upon exercise of the Class B Warrants to protect Warrant holders against dilution in certain events, including stock dividends, stock splits, reclassification, and any combination of shares, or the merger, consolidation, and any combination of shares, or the merger, consolidation, or disposition of substantially all the assets of the Company.

      The Class B Warrants may be exercised upon surrender of the certificate therefor on or prior to the expiration date (or earlier redemption date) at the offices of the Warrant Agent, with the form of “Election to Purchase” on the reverse side of the certificate properly completed and executed as indicated, accompanied by payment of the full exercise price (by certified or cashier’s check payable to the order of the Company) for the number of Class B Warrants being exercised.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

      The following general discussion summarizes the material United States Federal Income Tax consequences to shareholders relating to this offering of Class B Warrants. This discussion is a summary for general information purposes only, and is based upon the Internal Revenue Code of 1986, as amended, applicable Treasury Regulations, and judicial and administrative interpretations of the Code and Regulations, all as in effect on the date of this prospectus. Each shareholder should be aware that the Code, the Regulations and any interpretation thereof are subject to change and that any change could be applied retroactively. This summary does not discuss all aspects of federal income taxation that may be relevant to particular shareholders in light of their personal investment circumstances or to certain types of shareholders subject to special treatment under the federal income tax laws (for example, banks, insurance companies, tax-exempt entities and foreign taxpayers). This discussion is limited to our Class A Warrant holders who have held our Common Stock as a capital asset within the meaning of the Code.

      This summary also does not discuss any aspects of state, local or foreign tax laws. Shareholders are urged to consult their own tax advisors to determine the tax consequences that may be relevant to each of them in connection with the acquisition of Class B Warrants in this offering.

      Receipt of the Class B Warrants. No gain or loss will be recognized by our shareholders upon receipt of the Class B Warrants.

      Shareholder Basis in the Class B Warrants. The basis of the Class B Warrants received in connection with the exercise of the Class A Warrants will most likely be zero. If, however, either (i) the fair market value of the Class B Warrants on the date that they are distributed is 15% or more of the fair market value of the shares of our Common Stock with respect to which they are received or (ii) the shareholder elects, as part of the shareholder’s Federal Income Tax return for the taxable year in which the rights are received, to allocate basis, then part of the shareholder’s basis in shares of our Common Stock will be allocated between the our Common Stock and the Class B Warrants in proportion to the fair market value of each on the date of this offering.

      Lapse of the Class B Warrants. Class B Warrant holders who allow the Class B Warrants received by them to lapse will not recognize any gain or loss.

      Exercise of the Class B Warrants; Basis and Holding Period of Shares and the Class B Warrants. Class B Warrant holders will not recognize any gain or loss upon the exercise of the Class B Warrants. The basis of our Common Stock acquired through exercise of the Class B Warrants will be equal to the sum of the price paid therefor and the basis in the Class B Warrant, if any. A shareholder’s holding period for our Common Stock acquired through exercise of the Class B Warrants will begin on the date the Class B Warrants are exercised.

      Sale of Warrants. A sale of the Class B Warrants will result in the recognition of capital gain or loss in an amount equal to the difference between the amount realized on the sale and the Class B Warrant holder’s adjusted basis in the Class B Warrant. The gain or loss will be classified as long-term capital gain or loss if the Class B Warrant holder held the Class B Warrants for more than twelve months. If the Class B Warrants were held for less than twelve months, the gain or loss will be a short-term gain or loss.

      Sale of Shares. A sale of the shares of our Common Stock acquired through the exercise of the Class B Warrants will result in the recognition of capital gain or loss in an amount equal to the difference between the amount realized on the sale and the shareholder’s adjusted basis in our Common Stock. The gain or loss will be classified as long-term capital gain or loss if the shareholder held the shares for more than twelve months. If the shares were held for less than twelve months, the gain or loss will be a short-term gain or loss.

LEGAL OPINIONS

      Lindquist & Vennum P.L.L.P. will issue an opinion about the legality of the securities offered by this prospectus.

EXPERTS

      Ernst & Young LLP, independent auditors, have audited our financial statements included in our Annual Report on Form 10-KSB for the year ended June 30, 2000, as amended, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

INDEMNIFICATION

      Our articles of incorporation, as amended, eliminate or limit certain liabilities of our directors, officers, employees and agents in certain instances. Insofar as exculpation of, or indemnification for, liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, or otherwise, we have been informed that, in the opinion of the Securities and Exchange Commission, the exculpation or indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     No dealer, salesperson or other individual has been authorized to give any information or to make any representations other than those contained in this prospectus and any prospectus supplement in connection with the offering made hereby, and, if given or made, that information or representations must not be relied upon as having been authorized by us. This prospectus and any prospectus supplement do not constitute an offer to sell, or solicitation of an offer to buy, any securities offered hereby to any person in any jurisdiction where the offer or solicitation would be unlawful. Neither the delivery of this prospectus and any prospectus supplement nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date hereof.

2,752,192 Redeemable

Class B Warrants
to Purchase
Common Stock

Hypertension Diagnostics, Inc.

PROSPECTUS

January   , 2001

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  Other Expenses of Issuance and Distribution

      The following is an estimate, subject to future contingencies, of the expenses to be incurred by the registrant in connection with the issuance and distribution of the securities being registered:

Registration Fee	$

NASD Fee

Accounting Fees and Expenses*

Legal Fees and Expenses*

Blue Sky Expenses*

Printing Expenses*

Transfer Agent and Registrar Fees*

Printing Expenses*

Total	$

*	Estimated pursuant to instruction to Item 511 of Regulation S-B.

ITEM 15.  Indemnification of Directors and Officers

      Section 302A.521 of the Minnesota Statutes requires, among other things, the indemnification of persons made or threatened to be made a party to a proceeding by reason of acts or omissions performed in their official capacity as an officer, director, employee or agent of the corporation against judgments, penalties and fines (including attorneys’ fees) if such person is not otherwise indemnified, acted in good faith, received no improper benefit, reasonably believed that such conduct was in the best interests of the corporation, and, in the case of criminal proceedings, had no reason to believe the conduct was unlawful. In addition, Section 302A.521, subd. 3, of the Minnesota Statutes requires payment by the corporation, upon written request, of reasonable expenses in advance of final disposition in certain instances if a decision as to required indemnification is made by a disinterested majority of the Board of Directors present at a meeting at which a disinterested quorum is present, or by a designated committee of the Board, by special legal counsel, by the shareholders or by a court.

      Our articles of incorporation, as amended, provide for the indemnification of our officers, directors, employees and agents, in accordance with, and to the fullest extent permitted by, the provisions of the Minnesota Business Corporation Act, as amended from time to time.

ITEM 16.  Exhibits

      The following Exhibits are filed as part of this Registration Statement:

Exhibit
No.	Description

3.1	— Articles of Incorporation*
3.2	— Bylaws*
3.3	— Articles of Amendment to Articles of Incorporation, dated June 2, 1998*
4.1	— Form of Common Stock Certificate*
4.2	— Form of Warrant Agreement*
4.3	— Specimen of Warrant Certificate*
4.4	— Specimen of Unit Certificate*
4.5	— Form of Warrant Agreement†
4.6	— Specimen of Warrant Certificate†
5	— Opinion of Lindquist & Vennum P.L.L.P.
23(a)	— Consent of Lindquist & Vennum P.L.L.P. (included as part of Exhibit 5)
23(b)	— Consent of Ernst & Young LLP
24	— Power of Attorney (on signature page hereof)

*	Incorporated by reference to exhibit of the same number to the Company’s Registration Statement on Form SB-2 (File No. 333-53025) as filed with the Commission on May 19, 1998.

†	To be filed by amendment to this Registration Statement on Form S-3 filed January 4, 2001.

ITEM 17.  Undertakings

      (a)  The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii) to include any additional or changed material information on the plan of distribution.

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

(2) That, for determining any liability under the Securities Act of 1933, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the termination of the offering.

      (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (c)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      (d)  That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

      (e)  That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Eagan, State of Minnesota, on January 4, 2001.

HYPERTENSION DIAGNOSTICS, INC.

By:	/s/ GREG H. GUETTLER

Greg H. Guettler, President
(Principal Executive Officer)

POWER OF ATTORNEY

      We, the undersigned officers and/or directors of Hypertension Diagnostics, Inc., a Minnesota corporation, do hereby make, constitute and appoint Greg H. Guettler and Kenneth W. Brimmer, or either of them, as our true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for us and in our names, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and to file the same, with all exhibits and other supporting documents thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting upon the attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing necessary or incidental to the performance and execution of the powers herein expressly granted. This power of attorney shall remain in effect until revoked in writing by the undersigned.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below on the 4th day of January 2001, by the following persons in the capacities indicated.

Signature	Title

/s/ KENNETH W. BRIMMER Kenneth W. Brimmer	Chairman of the Board of Directors
/s/ GREG H. GUETTLER Greg H. Guettler	President and Director (Principal executive officer)

/s/ CHARLES F. CHESNEY Charles F. Chesney, D.V.M., Ph.D., R.A.C.	Executive Vice President, Secretary, Chief Technology Officer and Director

/s/ JAMES S. MURPHY James S. Murphy	Senior Vice President, Finance and Administration, and Chief Financial Officer (Principal financial officer)
/s/ JAY N. COHN Jay N. Cohn, M.D.	Director
/s/ MELVILLE R. BOIS Melville R. Bois	Director